Form 10-K, Exhibit 13
period 1996-06-30
UNITED STATES SATELLITE BROADCASTING CO INC
filed 1996-09-27
CIK 1004314

UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARY

SELECTED FINANCIAL AND OPERATING DATA


                                                                             For the Years Ended June 30
                                              --------------------------------------------------------------------------------------
(in thousands, except per share data)             1996               1995               1994              1993               1992
- ------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Programming revenues                          $191,997           $ 42,337           $      -          $      -           $      -
Cost of programming                            127,183             27,868                  -                 -                  -
- ------------------------------------------------------------------------------------------------------------------------------------
Gross margin                                    64,814             14,469                  -                 -                  -
Operating expenses:
  Selling and marketing                         80,971             37,542              2,495               119                 47
  Depreciation and amortization                 20,940             23,340              7,723                 6                  4
  General and administrative                    20,645             13,623              6,158             2,176              1,762
  Commissions to dealers                        11,254              2,923                  -                 -                  -
  Engineering and operations                     5,925              3,584              1,497               159                  -
  Management fees (a)                            6,667                  -                  -                 -              3,333
- ------------------------------------------------------------------------------------------------------------------------------------
    Net operating loss                         (81,588)           (66,543)           (17,873)           (2,460)            (5,146)
Other (income) expense:
  Interest expense                               7,284              8,567              4,585             1,574              1,777
  Interest (income)                             (4,291)            (1,552)              (566)                -                (19)
  Cost to terminate Credit Agreement             9,504                  -                  -                 -                  -
  Other                                            994              1,165                309                27                 10
- ------------------------------------------------------------------------------------------------------------------------------------
    Loss before income taxes                   (95,079)           (74,723)           (22,201)           (4,061)            (6,914)
Income tax provision                                 -                  -                  2                 -                  -
- ------------------------------------------------------------------------------------------------------------------------------------
    Net loss                                  $(95,079)          $(74,723)          $(22,203)         $ (4,061)          $ (6,914)
- ------------------------------------------------------------------------------------------------------------------------------------
Net loss per share                            $  (1.06)          $  (0.83)          $  (0.26)         $  (0.05)          $  (0.09)
- ------------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding             89,862             89,811             84,383            78,965             77,138


                                                                                    At June 30
                                              --------------------------------------------------------------------------------------
(in thousands)                                    1996               1995               1994              1993               1992
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Cash and cash equivalents                     $114,166           $ 12,498           $  7,744          $     19           $  6,688
Working capital (deficit)                       75,261             (9,267)             4,708            (7,844)            (7,242)
Long-term investments, consisting
  of U.S. Treasury securities                    6,836             12,832             19,802                 -                  -
Total assets                                   232,143            140,215            181,797            51,718             48,133
Long-term debt                                       -             96,912             93,373            11,933             20,000
Shareholders' equity                           153,672              5,045             78,014            16,660             12,421


(a) In connection with management services performed by Hubbard Broadcasting, Inc. ("HBI") for the Company during fiscal 1992, fiscal 1993 and fiscal 1994, the Company agreed to pay HBI an aggregate of $10.0 million, of which $3.3 million was accrued in fiscal 1992 and the remainder accrued in the first quarter of fiscal 1996, when it became likely certain preconditions to payment would be satisfied.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

United States Satellite Broadcasting Company, Inc. ("USSB" or the "Company") provides subscription television programming via a high-power direct broadcast satellite ("DBS") to households throughout the continental United States. The Company broadcasts a high quality digital television signal using the Digital Satellite System ("DSS-Registered Trademark-"). The Company's programming is available to customers who have a DSS unit, which consists of an 18-inch satellite dish, a receiver/ decoder and a remote control. All of the Company's gross revenues and identifiable assets relate to the Company's activities in this industry.

   The Company commenced commercial operations in June 1994, and has not generated net earnings to date. Management expects that the Company will experience net losses in fiscal 1997 and that net losses will continue for the foreseeable future as the Company continues to build its subscriber base.

   The potential market for the Company's programming is growing rapidly. The introduction of DSS units is widely regarded as the most successful introduction of a major consumer electronics product in United States history. At June 30, 1996, approximately 1.90 million DSS units had been placed in service, or "activated," in the United States, up from 1.62 million at March 31, 1996. Of this total number of DSS activations, approximately 1.70 million were estimated to be consumer households ("DSS households") as of June 30, 1996.

   Forward-looking statements herein are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty and that the Company faces a number of risks as it develops its commercial operations. Among the factors that could cause actual results to differ materially are the following: the uncertain level of ultimate demand for DSS and USSB's programming; product offerings and pricing strategies of competitors; dependence on third-party programmers and upon Hughes Electronics Corporation; dependence on a single DBS satellite and broadcast facility; dependence on continued effectiveness of the security and signal encryption features of the DSS system; potentially adverse governmental regulation and actions; and overall economic conditions. In addition, the Telecommunications Act of 1996 significantly deregulated the telecommunications industry. The effect of such deregulation on the Company's business, results of operations and financial condition cannot be predicted.

SUMMARY OF SUBSCRIBER AND REVENUE DATA

Management measures the Company's performance by two key measures: subscriber base and revenues.

   The number of USSB paying subscribers grew to approximately 918,000 at June 30, 1996 from approximately 791,000 at March 31, 1996. Approximately 102,000 additional households were receiving a free promotional month of USSB programming as of June 30, 1996.

   In addition to tracking the absolute number of subscribers, management assesses the Company's penetration of its potential DSS market by comparing the number of USSB paying subscribers to the total number of households that have received the free promotional month of USSB's Entertainment Plus programming ("convertible households"). As of June 30, 1996, the Company achieved a penetration of convertible households of approximately 66 percent (i.e., almost two-thirds of households that have received the free promotional month of USSB programming are currently paying USSB subscribers).

   Management believes that this comparison of the number of paying subscribers to convertible households is a more meaningful measure of the Company's performance than a comparison against the total estimated number of DSS households. One of the Company's marketing vehicles is to offer a free promotional month of USSB's Entertainment Plus to all customers who purchase and activate a DSS unit for residential use. Since the first month is free, the consumer's decision to purchase USSB programming is generally made by the consumer only after the free promotional month has been received. As a result, the category of DSS households includes households receiving the free promotional month that have not yet made their subscription decision.

In addition, some DSS households historically have not been offered USSB's free month of programming at the point of purchase and, therefore, the Company has not been able to market USSB programming directly to these customers. The Company has recently reached an understanding with DIRECTV whereby the Company will receive information on all future DSS unit purchasers, which will allow the Company to market its programming to all DSS customers in the future.

   The summary immediately below shows, as of the end of each period, USSB paying subscribers, USSB promotional activations, USSB convertible households and the percentage of convertible households served by the Company. The estimated number of DSS households is also shown.

SUBSCRIBER BASE  (In thousands)

                                                                  Total USSB                             Percent
                                                                      Paying                             of USSB
                                  USSB              USSB     Subscribers and               USSB      Convertible      Estimated
                                Paying       Promotional         Promotional        Convertible       Households            DSS
For the Quarter Ended      Subscribers (a)   Activations (b)     Activations         Households (c)       Served (d) Households (e)
- ------------------------------------------------------------------------------------------------------------------------------------
June 30, 1995                      321                44                 365                511              63%            642
Sept. 30, 1995                     422                81                 503                681              62%            882
Dec. 31, 1995                      629               113                 742                946              66%          1,215
March 31, 1996                     791                70                 861              1,201              66%          1,440
JUNE 30, 1996                      918               102               1,020              1,396              66%          1,701

(a) USSB paying subscribers as of the end of such period.

(b) USSB household activations that were receiving a free promotional month of USSB Entertainment Plus-Registered Trademark- as of the end of such period. These activations are not counted as USSB Convertible Households until they have completed the free promotional month.

(c) Total number of USSB household activations since July 1994 that have completed a free promotional month of USSB Entertainment Plus. The June 30, 1996 amount reflects the elimination of certain DSS activations. See note (e).

(d) Total USSB Paying Subscribers as of the end of the period as a percent of USSB Convertible Households. The elimination of certain DSS activations from its estimate of DSS households described in note (e) has a favorable impact on the percentage shown in this column for June 30, 1996.

(e) Estimate based on cumulative DSS activations, less cumulative DSS deactivations, as reported by News DataCom, Inc., less activations by dealers, manufacturing facilities, technical facilities and commercial locations known to the Company, and less additional receivers in a single household, as of the end of such period. The June 30, 1996 amount updates the Company's database by eliminating from its estimate of DSS households approximately 50,000 DSS activations which have no authorization to receive USSB or DIRECTV programming. Management believes that this adjustment increases the accuracy of its estimate of DSS households by eliminating, for example, units which have been returned to retailers, broken, lost and stolen units, and homes subscribing on a seasonal basis. The Company will periodically make such adjustments to more accurately estimate the number of DSS households.

   The Company's per subscriber and total revenues are shown below for the periods indicated. From time to time, the Company engages in certain promotional activities which include special rates for limited periods, which could result in lower average per subscriber revenues for such periods. In addition, the Company's programming revenues associated with increased DSS unit sales are largely reflected in subsequent quarters due to the lag between the purchase of a DSS unit and its installation and activation, combined with the free promotional month of programming offered by the Company.

REVENUES


For the Quarter Ended                            June 30            March 31        December 31     September 30        June 30
                                                    1996                1996               1995             1995           1995
- --------------------------------------------------------------------------------------------------------------------------------
Average monthly subscription revenue
  per paying subscriber(a)                       $ 25.10(b)          $ 24.94            $ 25.38          $ 25.82        $ 26.05(b)

Programming revenues (in thousands)              $64,288             $56,988            $40,001          $30,720        $22,184

(a) Excludes pay-per-view event revenues.
(b) Reflects only quarter ended June 30, not entire fiscal year.


   The Company's churn rate was approximately 21% for the twelve months ended June 30, 1996. Churn rate represents the number of the Company's paying customers who terminated their subscriptions or whose subsubscriptions were terminated by the Company during such twelve month period, and who did not resubscribe during that period, expressed as a percentage of the total number of paying subscribers at the end of such period. Certain of the Company's promotional efforts may attract a higher percentage of short-term subscribers, thus increasing the Company's churn rate from time to time. The Company's churn rate is based on limited operating history and the Company does not believe that it has sufficient experience to predict future churn rates.

RESULTS OF OPERATIONS

REVENUE OVERVIEW. The Company's total revenues increased to $192.0 million for the year ended June 30, 1996, compared to $42.3 million for fiscal 1995. The Company had no subscription revenues during fiscal 1994. The revenue increases between fiscal 1996 and fiscal 1995 were attributable to a larger subscriber base. Pay-per-view revenues, which vary with the number and type of events provided on a pay-per-view basis in any fiscal period, are included in the Company's total revenues.

SUBSCRIPTION REVENUES. The Company derives its revenues principally from monthly fees from subscribers for television programming. Revenues are a function of the number of subscribers, the mix of programming packages selected by customers and the rates charged. The increase in revenues for the two fiscal years was primarily attributable to the increase in the number of paying subscribers to approximately 918,000 at June 30, 1996, up from approximately 321,000 at June 30, 1995. The Company had no subscribers at June 30, 1994. For a substantial portion of the 1994 and 1995 fiscal years, the Company was in the start-up phase of its commercial operations, national distribution of DSS units had not yet been achieved, and a significant portion of those authorized for the Company's programming were receiving a free promotional month of programming. Average monthly revenue per subscriber for the fiscal year ended June 30, 1996 was $25.22, compared to $26.29 in fiscal 1995. This decrease resulted primarily from promotions designed to increase the Company's penetration of convertible USSB households and was consistent with management's 1996 fiscal year target of maintaining monthly revenues in the range of $24 to $25 per subscriber.

COST OF PROGRAMMING. Programming costs consist of payments to programmers, which are based on the number of paying subscribers. Programming costs also include the purchase of rights to broadcast event programming on a pay-per-view basis. The cost of programming increased to $127.2 million for the year ended June 30, 1996, compared to $27.9 million for fiscal 1995. No programming cost was incurred in fiscal 1994. The increase in cost of programming for these fiscal periods was primarily the result of an increased number of subscribers each period and increases in the number of pay-per-view events. The cost of programming represented 66.2 percent of programming revenues for fiscal 1996 and 65.8 percent for fiscal 1995.

OPERATING EXPENSE OVERVIEW. Total operating expenses increased to $146.4 million for fiscal 1996, compared to $81.0 million for fiscal 1995 and $17.9 million for fiscal 1994. The increase was primarily attributable to the cost of providing the Company's services to a growing subscriber base, including increased marketing, customer service and security and encryption fees.

SELLING AND MARKETING. Selling and marketing costs include promotional and advertising costs, the costs of direct marketing and customer service and amounts expended pursuant to joint marketing efforts with other DSS broadcasting system participants. Selling and marketing expenses increased to $81.0 million for the year ended June 30, 1996, compared to $37.5 million for fiscal 1995 and $2.5 million for fiscal 1994. The increase for both periods was primarily attributable to expenditures to increase consumer awareness of both the DSS system and USSB programming, as well as customer service associated with the growth of the Company's subscriber base. In addition, expenses associated with the Company's telemarketing and direct mail marketing programs, which are directed at purchasers of DSS units who activate with the Company, have increased as the number of such DSS activations has increased.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense relates mainly to the Company's transponders on DBS-1 and transmission equipment located both at the Company's National Broadcast Center and its Auxiliary Broadcast Center. Depreciation and amortization was $20.9 million for the year ended June 30, 1996, compared to $23.3 million for fiscal 1995 and $7.7 million for fiscal 1994. The decrease in fiscal 1996 as compared to fiscal 1995 was primarily attributable to the effects of an accelerated method of depreciation for the Company's transponders, which results in decreasing periodic depreciation expense over their useful life. Fiscal 1995 was the first full year in which depreciation was incurred on transponders and facilities. Most of the depreciation charge resulted from the Company's five-sixteenths ownership of DBS-1, which was launched in December 1993 and became operational in March 1994.

GENERAL AND ADMINISTRATIVE. General and administrative costs include in-orbit and general insurance costs, billing and remittance processing, staff functions such as finance and information services and administrative services provided by HBI. General and administrative expenses increased to $20.6 million for the year ended June 30, 1996, compared to $13.6 million for fiscal 1995 and $6.2 million for fiscal 1994. The increases were primarily attributable to increased billing and remittance processing costs and increased bad debt expense, both resulting from the growth of the Company's subscriber base. The increase from fiscal 1994 to fiscal 1995 primarily reflects higher personnel costs, premium payments for in-orbit and business interruption insurance and billing and remittance expenses associated with operations commencing in fiscal 1995.

COMMISSIONS TO DEALERS. Commissions to dealers consist of amounts paid by the Company to eligible DSS dealers whose customers become paying subscribers, and are intended to encourage dealers to promote the sale of DSS units and subscriptions to USSB programming. Commissions to dealers increased to $11.3 million for the year ended June 30, 1996, compared to $2.9 million for fiscal 1995. No commissions were paid to dealers in fiscal 1994. The increases in all fiscal periods reflect increased USSB programming subscriptions.

ENGINEERING AND OPERATIONS. Engineering and operations expenses include the operation of the National Broadcast Center and the Auxiliary Broadcast Center, fees charged in connection with the operation of the condi-tional access system (determined by subscriber levels) and satellite telemetry, tracking and control expenses. Engineering and operations expenses increased to $5.9 million for the year ended June 30, 1996, compared to $3.6 million for fiscal 1995 and $1.5 million for fiscal 1994. The increases were primarily attributable to higher security and encryption fees, which are paid on a per subscriber basis. The increase from fiscal 1994 to fiscal 1995 reflects the greater level of engineering and operations activity once the Company commenced commercial operations.

MANAGEMENT FEES. Management fees due to HBI of $6.7 million were accrued in September 1995, representing the remainder of fees for contracted management services rendered to the Company by HBI during fiscal 1993 and fiscal 1994.

NET OPERATING LOSS. The Company recorded a net operating loss for the year ended June 30, 1996 of $81.6 million, compared to net operating losses of $66.5 million for fiscal 1995 and $17.9 million for fiscal 1994.

INTEREST EXPENSE. Interest expense for the year ended June 30, 1996 was $7.3 million, compared to $8.6 million for fiscal 1995 and $4.6 million for fiscal 1994. Changes in interest expense reflect changes in the amount and duration of the Company's borrowings in fiscal 1994 and fiscal 1995 under its credit agreement.

INTEREST INCOME. Interest income for the year ended June 30, 1996 was $4.3 million, compared to $1.6 million for fiscal 1995 and $0.6 million for fiscal 1994. Interest income in fiscal 1996 increased as a result of the investment of the proceeds of the public offering of the Company's Class A Common Stock, which closed on February 6, 1996.

NET LOSS. The Company recorded a net loss for the fiscal year ended June 30, 1996 of $95.1 million, compared to $74.7 million for fiscal 1995 and $22.2 million for fiscal 1994.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Prior to February 1996, the Company's operations were financed by equity contributions from shareholders, approximately $31.2 million of cash advances from HBI and approximately $42.0 million in privately-issued notes and associated warrants. Such advances from HBI were converted into equity in fiscal 1990 and fiscal 1994 and, upon consummation of the recapitalization of the Company in February 1996, the notes were converted into equity and the warrants were canceled. In addition, the Company's operations were financed by $90.0 million of borrowings made between January and December 1995 under a credit agreement with a syndicate of financial institutions. Upon completion of the public offering of the Company's Class A Common Stock in February 1996, the Company received proceeds of approximately $206.2 million, net of underwriting commissions of approximately $14.0 million, other offering expenses of $1.9 million and approximately $2.0 million paid to a financial advisor.

COMPONENTS OF CASH FLOWS. The significant components of the changes in cash and cash equivalents for the fiscal years ended June 30, 1996, 1995 and 1994 were as follows (in millions):

                                              Fiscal Year Ended June 30
                                       -----------------------------------------
                                        1996              1995            1994
- --------------------------------------------------------------------------------
Net loss                              $(95.1)           $(74.7)         $(22.2)
Depreciation and
  amortization                          20.9              23.3             7.7
Changes in working capital              22.7              16.6             3.6
Net capital expenditures                (4.4)             (6.3)          (87.7)
Net investment activities                6.0              26.0           (38.8)
Debt repayment                         (91.9)            (42.4)              -
Net cash proceeds from
  sales of stock                       206.2               0.7            62.3
Proceeds from
  debt borrowings                       31.3              60.6            81.0
Other, including
  intercompany charges                   6.0               1.0             1.8
- --------------------------------------------------------------------------------
Net increase in cash and
  cash equivalents                    $101.7              $4.8            $7.7
- --------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS. As of June 30, 1996, cash and cash equivalents totaled $114.2 million, compared to $12.5 million at June 30, 1995. Substantially all of the increase in fiscal 1996 was attributable to the net proceeds received from the initial public offering of the Company's Class A Common Stock.

WORKING CAPITAL. Working capital at June 30, 1996 was $75.3 million, compared to a working capital deficit of $9.3 million at June 30, 1995. Substantially all of the increase in working capital was attributable to the initial public offering of the Company's Class A Common Stock. In addition, net trade accounts receivable increased by $19.1 million, due to growth in paying subscriber levels. These increases to working capital were offset by an increase in accounts payable and accrued expenses of $17.8 million, due primarily to increased advertising, promotion and program provider license fee expenses. Additionally, deferred revenue increased $16.5 million resulting from greater levels of pre-paid subscriptions.

LIQUIDITY AND CAPITAL RESOURCES. After completion of the initial public offering of the Company's Class A Common Stock, the Company invested the net proceeds of the offering in short-term United States Treasury-backed securities. In April 1996, the Company elected to repay the entire outstanding balance of the term loan under its credit agreement of $90.0 million and to terminate the credit agreement. In connection with the termination, the Company paid previously deferred interest of $1.9 million and a prepayment fee of approximately $4.0 million. The Company also charged to expense deferred loan origination fees of approximately $5.4 million which were previously being amortized over the life of the credit agreement.

   Management believes that the Company's current cash position is adequate to meet the operating expenses of the business during fiscal 1997. However, the Company may require external financing for future major capital expenditures such as the construction of DBS-4 at the 101DEG. west longitude orbital location, or the cost of satellites at the 110DEG. and 148DEG. locations. Further, the Company may seek additional debt financing and/or lines of credit to support the expansion of any business opportunities that may develop at the 110DEG. or 148DEG. locations. The Company believes that such financing is available from a number of sources and at year-end management was continuing to explore a credit facility which would provide additional flexibility in satisfying the Company's future financing needs.

CAPITAL EXPENDITURES. Capital expenditures for the year ended June 30, 1996 totaled $4.4 million, including $2.2 million for continuing expansion and improvement of the broadcast system, and $1.6 million for expansion of and improvements to the Company's customer data base and customer service information systems. The Company is required to make progress payments to Lockheed Martin Astro Space Corp. ("Lockheed Martin") for high-power DBS satellites at 110DEG. and 148DEG. west longitude commencing in October 1996. Progress payments may be affected by negotiations with the entities which have obtained the available transponder slots at 110DEG. and 148DEG. west longitude and with Lockheed Martin. If a new satellite, DBS-4, is built and put into operation at 101DEG. west longitude, the Company will incur additional capital expenditures.

NET OPERATING LOSS CARRY FORWARD. At June 30, 1996, the Company's net operating loss carry forward was $227.3 million for federal tax purposes and $220.9 million for financial reporting purposes. The difference in loss carry forward amounts primarily represents differing amounts of depreciation reported by the Company for tax and for financial reporting purposes.

SEASONALITY

Sales of DSS units, which directly impact the growth of programming revenues, may be subject to seasonal sales patterns experienced by the consumer electronics industry, in which approximately 35 to 45 percent of sales occur in the October to December period. Although sales of DSS units have trended upward throughout fiscal 1996, the Company continues to believe that seasonality may be a significant factor in the Company's long-term sales patterns.

UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 For the Years Ended June 30
                                                             ------------------------------------------------------------------
(In thousands, except per share data)                            1996                        1995                       1994
- -------------------------------------------------------------------------------------------------------------------------------
PROGRAMMING REVENUES                                         $191,997                    $ 42,337                   $      -
COST OF PROGRAMMING                                           127,183                      27,868                          -
- -------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                   64,814                      14,469                          -

OPERATING EXPENSES
Selling and marketing                                          80,971                      37,542                      2,495
Depreciation and amortization                                  20,940                      23,340                      7,723
General and administrative                                     20,645                      13,623                      6,158
Commissions to dealers                                         11,254                       2,923                          -
Engineering and operations                                      5,925                       3,584                      1,497
Management fees due to HBI                                      6,667                           -                          -
- -------------------------------------------------------------------------------------------------------------------------------
    Net operating loss                                        (81,588)                    (66,543)                   (17,873)
- -------------------------------------------------------------------------------------------------------------------------------

OTHER (INCOME) EXPENSE
Interest expense                                                7,284                       8,567                      4,585
Interest (income)                                              (4,291)                     (1,552)                      (566)
Cost to terminate Credit Agreement                              9,504                           -                          -
Other                                                             994                       1,165                        309
- -------------------------------------------------------------------------------------------------------------------------------
    Loss before income taxes                                  (95,079)                    (74,723)                   (22,201)

INCOME TAX PROVISION                                                -                           -                          2
- -------------------------------------------------------------------------------------------------------------------------------
    Net loss                                                 $(95,079)                   $(74,723)                  $(22,203)
- -------------------------------------------------------------------------------------------------------------------------------
    Net loss per share                                         $(1.06)                     $(0.83)                    $(0.26)
- -------------------------------------------------------------------------------------------------------------------------------
    Weighted average shares outstanding                        89,862                      89,811                     84,383
- -------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
                                                                                                       June 30
                                                                                              --------------------------------------
(In thousands, except share and per share data)                                                   1996                     1995
- ------------------------------------------------------------------------------------------------------------------------------------
Assets
CURRENT ASSETS
Cash and cash equivalents                                                                     $114,166                 $ 12,498
Trade accounts receivable, less allowance of $634 and $560
  at June 30, 1996 and 1995, respectively                                                       26,271                    7,174
Prepaid expenses and other                                                                       2,865                    4,859
- ------------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                       143,302                   24,531
- ------------------------------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT
Land                                                                                               351                      351
Buildings and improvements                                                                       4,785                    4,905
Equipment                                                                                      127,366                  122,823
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                               132,502                  128,079
Less - Accumulated depreciation                                                                (52,019)                 (31,079)
- ------------------------------------------------------------------------------------------------------------------------------------
    Total property and equipment, net                                                           80,483                   97,000
- ------------------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS
Satellite deposits                                                                               1,380                    1,380
Long-term investments, consisting of U.S. Treasury securities                                    6,836                   12,832
Other                                                                                              142                    4,472
- ------------------------------------------------------------------------------------------------------------------------------------
    Total other assets                                                                           8,358                   18,684
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                              $232,143                 $140,215
- ------------------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
CURRENT LIABILITIES
Accounts payable                                                                               $28,554                  $12,730
Deferred revenue                                                                                29,894                   13,410
Accrued expenses -
  Cost sharing                                                                                   1,884                    3,509
  Interest                                                                                           -                    1,362
  Other                                                                                          7,709                    2,787
- ------------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                   68,041                   33,798
- ------------------------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT                                                                                       -                   96,912
DUE TO HBI                                                                                      10,430                    4,460
COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)
SHAREHOLDERS' EQUITY
Preferred Stock, $.01 par value, 50 million shares authorized; none issued or outstanding            -                        -
Class A Common Stock -
  Participating, voting, $.0001 par value, 500 million shares authorized, 12,601,250
    shares issued and outstanding at June 30, 1996 and 16,875,900 at June 30, 1995                   1                       2
Common Stock -
  Participating, voting, $.0001 par value, 100 million shares authorized, 77,209,525
    shares issued and outstanding at June 30, 1996 and 72,934,875 at June 30, 1995                   8                       7
Warrants                                                                                             -                    7,350
Additional paid-in capital                                                                     378,114                  127,423
Accumulated deficit                                                                           (220,914)                (125,835)
Unrealized loss on investments                                                                    (105)                       -
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                               157,104                    8,947
Unused media credits                                                                            (3,432)                  (3,902)
- ------------------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                                 153,672                    5,045
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                              $232,143                 $140,215
- ------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated balance sheets.

UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                 Class A
                                              Common Stock       Common Stock   Shares Subscribed
                                           -----------------  ----------------- -----------------
(In thousands, except per share data)       Shares    Amount   Shares    Amount  Shares   Amount  Warrants
- -----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1993            -       $ -   80,848       $ 8   1,840       $ -  $     -
Collection of subscriptions                  1,232         -      608         -  (1,840)        -        -
Conversion of common stock to
  Class A common stock                       6,118         1   (6,118)       (1)      -         -        -
Issuance of common stock for services,
  no value assigned                              -         -       27         -       -         -        -
Sale of Class A common stock for
  $5.66 per share                            4,964         1        -         -       -         -        -
Sale of Class A common stock for
  $5.66 per share, net                       4,412         -        -         -       -         -        -
Contribution of capital from HBI                 -         -        -         -       -         -        -
Issuance of warrants                             -         -        -         -       -         -    7,350
Antidilution adjustment for share
  price of $5.66 per share                      23         -        -         -       -         -        -
Transfer of common stock from HBI                -         -   (2,303)        -       -         -        -
Media credits utilized                           -         -        -         -       -         -        -
Net loss                                         -         -        -         -       -         -        -
- -----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1994       16,749         2   73,062         7       -         -    7,350
Common stock contributed to
  the Company                                    -         -     (127)        -       -         -        -
Sale of Class A common stock for
  $5.66 per share, net                         127         -        -         -       -         -        -
Media credits utilized                           -         -        -         -       -         -        -
Net loss                                         -         -        -         -       -         -        -
- -----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1995       16,876         2   72,935         7       -         -    7,350
Conversion of shares pursuant
  to Recapitalization                      (16,876)       (2)  16,876         2       -         -        -
Conversion of notes and cancellation
  of warrants                                    -         -    7,412         1       -         -   (7,350)
Conversion of shares available for
  overallotment                              1,245         -   (1,245)        -       -         -        -
Transfer of common stock from HBI                -         -  (15,712)       (2)      -         -        -
Sale of Class A common stock for
  $27 per share, net                         8,300         1        -         -       -         -        -
Conversion of shares pursuant to
  certain shareholder rights                  3056         -   (3,056)        -       -         -        -
Media credits utilized                           -         -        -         -       -         -        -
Unrealized gain (loss) on investments            -         -        -                 -         -        -
Net loss                                         -         -        -         -       -         -        -
- -----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1996       12,601       $ 1   77,210       $ 8       -       $ -  $     -
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------


                                              Additional                             Unrealized Gain  Unused
                                                 Paid-In  Accumulated  Subscriptions       (Loss) on   Media
(In thousands, except per share data)            Capital      Deficit    Outstanding     Investments Credits     Total
- -----------------------------------------------------------------------------------------------------------------------
Shareholders' Equity at June 30, 1993            $53,494     $(28,909)       $(7,933)           $ -  $     -  $ 16,660
Collection of subscriptions                            -            -          7,933              -        -     7,933
Conversion of common stock to
  Class A common stock                                 -            -              -              -        -         -
Issuance of common stock for services,
  no value assigned                                    -            -              -              -        -         -
Sale of Class A common stock for
  $5.66 per share                                 27,718            -              -              -        -    27,719
Sale of Class A common stock for
  $5.66 per share, net                            24,292            -              -              -   (5,000)   19,292
Contribution of capital from HBI                  21,187            -              -              -        -    21,187
Issuance of warrants                                   -            -              -              -        -     7,350
Antidilution adjustment for share
  price of $5.66 per share                             -            -              -              -        -         -
Transfer of common stock from HBI                      -            -              -              -        -         -
Media credits utilized                                 -            -              -              -       76        76
Net loss                                               -      (22,203)             -              -        -   (22,203)
- -----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1994            126,691      (51,112)             -              -   (4,924)   78,014
Common stock contributed to
  the Company                                          -            -              -              -        -         -
Sale of Class A common stock for
  $5.66 per share, net                               732            -              -              -        -       732
Media credits utilized                                 -            -              -              -    1,022     1,022
Net loss                                               -      (74,723)             -              -        -   (74,723)
- -----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1995            127,423     (125,835)             -              -   (3,902)    5,045
Conversion of shares pursuant
  to Recapitalization                                  -            -              -              -        -         -
Conversion of notes and cancellation
  of warrants                                     44,491            -              -              -        -    37,142
Conversion of shares available for
  overallotment                                        -            -              -              -        -         -
Transfer of common stock from HBI                      -            -              -              -        -        (2)
Sale of Class A common stock for
  $27 per share, net                             206,200            -              -              -        -   206,201
Conversion of shares pursuant to
  certain shareholder rights                           -            -              -              -        -         -
Media credits utilized                                 -            -              -              -      470       470
Unrealized gain (loss) on investments                  -            -              -           (105)       -      (105)
Net loss                                               -      (95,079)             -              -        -   (95,079)
- -----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1996          $ 378,114   $ (220,914)  $          -          $(105) $(3,432) $153,672
- -----------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             For the Years Ended June 30
                                                                         -----------------------------------------------------------
(In thousands)                                                                  1996                     1995               1994
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Loss                                                                   $ (95,079)                $(74,723)         $ (22,203)
Adjustments to reconcile net loss to net cash used in
  operating activities -
    Depreciation and amortization                                             20,940                   23,340              7,723
    Interest accretion, net                                                      844                    1,400                333
    Deferred loan origination fees charged to expense in
      connection with termination of Credit Agreement                          5,465                        -                  -
    Unrealized loss on investments                                              (105)                       -                  -
    Media credits utilized                                                       470                    1,022                 76
    Change in operating items:
      Trade accounts receivable                                              (19,097)                  (7,174)                 -
      Prepaid expenses and other current assets                                1,994                   (1,335)            (3,497)
      Accounts payable                                                        15,824                    8,981              3,461
      Accrued expenses                                                         1,935                    4,475              3,183
      Deferred revenue                                                        16,484                   13,410                  -
      Other                                                                   (1,135)                  (4,250)               (15)
- ------------------------------------------------------------------------------------------------------------------------------------
        Net cash used in operating activities                                (51,460)                 (34,854)           (10,939)
- ------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of and deposits on equipment                                         (4,423)                  (6,270)           (87,709)
Proceeds from sales of short-term investments                                      -                   19,424                  -
Proceeds from sale of long-term available-for-sale investments                 5,996                    6,600                  -
Purchase of investments                                                            -                        -            (38,791)
- ------------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) investing activities                    1,573                   19,754           (126,500)
- ------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Advances from affiliated companies                                             5,970                      984              1,828
Proceeds from debt borrowings                                                 31,306                   60,613             81,042
Repayment of debt                                                            (91,922)                 (42,475)                 -
Proceeds from sale of common stock                                           206,201                      732             54,944
Proceeds from sale of warrants                                                     -                        -              7,350
- ------------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                            151,555                   19,854            145,164
- ------------------------------------------------------------------------------------------------------------------------------------
        Increase in cash and cash equivalents                                101,668                    4,754              7,725

CASH AND CASH EQUIVALENTS, beginning of period                                12,498                    7,744                 19
- ------------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, end of period                                   $ 114,166                 $ 12,498          $   7,744
- ------------------------------------------------------------------------------------------------------------------------------------

NONCASH TRANSACTIONS
Transponder purchase price adjustment and reduction of
  related debt balance                                                     $       -                 $ 16,000          $       -
- ------------------------------------------------------------------------------------------------------------------------------------
Conversion of notes and cancellation of warrants                             $44,491                 $      -          $       -
- ------------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the period for -
  Interest                                                                     6,755                    7,336              3,444
  Income taxes                                                                     -                        -                  -
- ------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

United States Satellite Broadcasting Company, Inc. and Subsidiary ("USSB" or the "Company") provides subscription television programming via a high-power direct broadcast satellite ("DBS") to households throughout the continental United States. The Company broadcasts a high quality digital television signal using the Digital Satellite System ("DSS"). The Company's programming is available to customers who have a DSS unit, which consists of an 18-inch satellite dish, a receiver/decoder and a remote control. All of the Company's gross revenues and identifiable assets relate to the Company's activities in this industry.

   Hubbard Broadcasting, Inc. ("HBI") beneficially owned 51.8% and 68.8% of the Company, respectively, as of June 30, 1996 and 1995, and had approximately 59.3% of the combined voting power with respect to all matters submitted for the vote of all shareholders at June 30, 1996.

   Until July 1, 1994, the Company was a development stage company. The
Company has incurred losses since its inception and had an accumulated deficit of approximately $221 million as of June 30, 1996. Management anticipates that net losses will continue for the foreseeable future because the Company plans to continue to incur substantial selling and marketing expenses to build its subscriber base. In addition, existing contractual obligations (see Note 5) may require capital resources in excess of anticipated operating cash flows during fiscal 1997 and beyond. The Company may seek additional debt financing and/or lines of credit to augment those resources. The Company believes that such financing is available from a number of sources. However, if such financing is not available on terms satisfactory to the Company, management has the ability to reduce its planned consumer and trade marketing expenditures. Such reductions could have the effect of slowing the rate of subscriber growth in fiscal 1997 and beyond.

   In addition to the capital needs described above, the success of future operations will be dependent on further development of the Company's subscriber base from which to generate revenues and continued growth of the market for Digital Satellite Systems.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, USSB II, Inc. ("USSB II"). USSB II owns the Company's satellite transponders and holds the Company's FCC licenses and permits (see Note 5). All significant intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR

All references to years in the consolidated financial statements and accompanying notes refer to the Company's respective fiscal years ended June 30.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents, which consist primarily of short-term United States Treasury-backed securities with original maturities of less than 90 days, are stated at cost, which approximates fair value.

INVESTMENTS

Long-term investments consist of U.S. Treasury securities with varying maturities through 1999. At June 30, 1996, the securities had an aggregate actual amortized cost basis of $6,941,000 and an aggregate market value of $6,836,000. At June 30, 1995, the securities had an aggregate actual amortized cost basis and an aggregate market value of approximately $12,832,000. The securities bear interest at rates ranging from 4.75% to 5.70%. In fiscal 1995, in response to certain liquidity decisions the Company changed the classification of its investments from held-to-maturity to available-for-sale. The effects of this change and of the related sale had no material effect on the fiscal 1995 financial statements. Unrealized gains and losses are reported as a separate component of shareholders' equity.

DEALER COMMISSIONS

The Company generally pays commissions to eligible retailers for their customers who are paying subscribers. Commissions paid are charged to expense over the related subscription period. Deferred dealer commissions totaled $1,401,000 at June 30, 1996 and $802,000 at June 30, 1995 and are included with prepaid expenses and other current assets in the accompanying consolidated balance sheets. Accrued dealer commissions totaled $5,835,000 at June 30, 1996 and $1,846,000 at June 30, 1995.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is provided using accelerated methods based on estimated useful lives as follows:

Satellite Transponders                                                  10 years
Other Equipment                                                       5-10 years
Buildings & Improvements                                                31 years

FINANCIAL INSTRUMENTS

Unless otherwise indicated, the recorded value of the Company's financial instruments approximates their fair value.

REVENUE RECOGNITION

Programming revenues are recorded as income when the respective services are rendered. Subscriptions received in advance of the delivery of the related programming are recorded as deferred revenue.

ADVERTISING AND PROMOTIONS

Costs for advertising and promotional materials and activities (including the cost, if any, of programming provided to current or prospective customers free of charge) are charged to expense as incurred.

RESEARCH AND DEVELOPMENT

Costs related to the Company's research and development efforts are charged to expense as incurred.

INCOME TAXES

During the period from fiscal 1986 through fiscal 1991, the Company was included in the consolidated federal income tax return of its parent. Federal income tax benefits were credited to the Company through the intercompany account as allocated by HBI at a rate related to HBI's overall effective rate. The Company began filing its own federal income tax return in fiscal 1992.

   Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future based on enacted tax laws and applicable to the periods in which the differences are expected to affect taxable income.

NET LOSS PER SHARE

Net loss per share is computed based on weighted average shares outstanding, which have been retroactively restated for the 75-for-one stock split effected in fiscal 1996 as a component of the Company's recapitalization (see Note 2).

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 121, "Accounting for Impairment Of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). The Company will be required to adopt SFAS No. 121 in fiscal 1997 and expects that its adoption will not have a significant impact on its financial position or results of operations.

   Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), effective for fiscal 1997, encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. It also allows an entity to elect to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), but requires pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. While the Company is still evaluating SFAS No. 123, it currently expects to elect to measure compensation cost under APB No. 25 and to comply with the pro forma disclosure requirements. If the Company makes this election, this statement will have no impact on the Company's results of operations or financial position because the Company's option plan is a fixed stock option plan (see Note 3), under which options granted have no intrinsic value at the grant date under APB No. 25.

RECLASSIFICATION

Certain reclassifications have been made in the 1995 financial statements to conform to the 1996 presentation. Such reclassifications had no effect on net loss or shareholders' equity as previously reported.

2    RECAPITALIZATION AND INITIAL PUBLIC OFFERING

In the first quarter of fiscal 1996, the Company decided to proceed with an initial public offering of its Class A Common Stock. In connection with the offering, on January 31, 1996, the Company effected a recapitalization of the Company's capital structure.

   Prior to the recapitalization, the Company's capitalization consisted of two classes of common stock (referred to herein as "old common stock" and "old class A common stock"). Terms of the recapitalization included (i) a change in the authorized capital of the Company to consist of 100,000,000 shares of Common Stock, 500,000,000 shares of Class A Common Stock and 50,000,000 shares of undesignated Preferred Stock; (ii) the conversion of the Company's old common stock and old class A common stock into shares of Common Stock; (iii) the conversion of certain convertible subordinated promissory notes into shares of Common Stock and the cancellation of the warrants issued to the holders of those notes; (iv) a 75-for-one split of the new capital stock; and (v) the contribution by HBI of 8,300,000 shares of Common Stock in connection with the public offering and 7,411,950 shares of Common Stock in connection with conversion of the convertible subordinated promissory notes, pursuant to HBI's agreements with certain current shareholders, in order to prevent those shareholders from experiencing dilution in their ownership of the Company. The Company's consolidated financial statements are presented as if the above changes in authorized capital and the 75-for-one split of new capital stock had been effective for all periods presented.

   The offering (which closed on February 6, 1996) consisted of the sale by the Company of 8,300,000 shares of Class A Common Stock at $27.00 per share, generating proceeds of approximately $206.2 million, net of underwriting commissions and other expenses incurred in connection with the offering.

   Pursuant to the overallotment provisions in the underwriting agreement, certain shareholders who had purchased shares of the Company's capital stock in previous private placements sold 1,245,000 shares of newly converted Class A Common Stock in connection with the offering. The Company did not receive any of the proceeds of such sales.

3    SHAREHOLDERS' EQUITY

In accordance with certain shareholder agreements, prior to the Company's initial public offering, the ownership percentages of certain shareholders, other than HBI, were protected from dilution, based on total outstanding shares of 89,810,775, until the ownership of HBI was reduced to 51%. In fiscal 1994, under such antidilution provisions, 2,303,100 shares of old common stock were contributed by HBI to the Company for no consideration. In connection with the Company's initial public offering, 15,711,950 shares of old common stock were so contributed in fiscal 1996 by HBI. In addition, certain shareholders holding 22,645,350 shares of Common Stock have certain "piggy-back" rights to participate in certain public offerings of the Company's stock and certain "co-sale" rights to include all or a portion of their shares in certain sales by HBI of its stock of the Company.

   During fiscal 1994, the Company issued and sold 9,376,200 shares of old class A common stock. The per share price was $5.66 and net proceeds of the sales were $52.0 million, including a media credit aggregating $5.0 million. During fiscal 1994, holders of 7,350,000 shares of the Company's old common stock who purchased their shares in prior offerings converted their shares of old common stock to old class A common shares on a one-for-one basis. In addition, in accordance with the terms of their original stock purchase agreements, two investors in old common stock converted their shares to old class A common shares at an equivalent per share price of $5.66. In August 1994, HBI contributed back to the Company (for no compensation) 127,200 shares of old common stock, pursuant to the antidilution provision discussed above, which were immediately converted to old class A common shares and sold for net proceeds of $732,000.

   On May 1, 1996, approximately 3.1 million shares of the Company's Common Stock, with 10 votes per share, automatically converted to Class A Common Stock, with one vote per share, at a conversion ratio of 1:1. On July 30, 1996, the remainder of the Company's Common Stock, with 10 votes per share, became eligible, at the option of the holders thereof, to convert into Class A Common Stock, with one vote per share, at a conversion ratio of 1:1.

WARRANTS

In fiscal 1994, in connection with the sale of the convertible subordinated promissory notes described in Note 4, the Company issued and sold warrants valued at $7.5 million. Proceeds from the sale, net of issuance costs, totaled $7.4 million. The warrants were canceled as part of the recapitalization described in Note 2.

UNUSED MEDIA CREDITS

In connection with a sale of old class A common stock in fiscal 1994, the Company received a $5.0 million media credit. The media credit, as amended, can be utilized towards a portion of the cost of advertising purchased from subsidiaries of this shareholder through January 1998. The unused media credit balance ($3.4 million at June 30, 1996 and $3.9 million at June 30, 1995) has been recorded as a reduction of shareholders' equity.

STOCK PLANS

In December 1995, the Company's shareholders approved a stock option plan (the "Option Plan") which provides for the granting of options to purchase up to an aggregate of 2,000,000 shares of Class A Common Stock. The Option Plan provides for certain key employees, officers and consultants of the Company to be granted options to purchase Class A Common Stock of two types: (i) those that qualify as incentive stock options ("Incentive Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and (ii) those that do not qualify as Incentive Options ("Nonstatutory Options"). The Option Plan is administered by the Compensation Committee of the Board of Directors, which will determine the persons who are to receive options, the terms and the number of shares subject to each option and whether the option is to be an Incentive Option or a Nonstatutory Option. At June 30, 1996, options to purchase 449,300 shares of Class A Common Stock at prices ranging from $27.00 to $36.00 per share were outstanding. None of these options was exercisable at June 30, 1996.

4    LONG-TERM DEBT

Long-term debt consisted of the following (in thousands):

June 30                                                1996                 1995
- --------------------------------------------------------------------------------
Credit Agreement                                       $-                $60,613
Convertible subordinated promissory notes               -                 36,299

- --------------------------------------------------------------------------------
                                                       $-                $96,912
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

CREDIT AGREEMENT

In December 1994, the Company entered into a credit agreement with a syndicate of financial institutions (the "Credit Agreement"), which provided for borrowings up to $90.0 million, $60.0 million of which was borrowed at closing in January 1995. During August 1995, the Company borrowed another $20.0 million under the Credit Agreement and, in December 1995, borrowed an additional $10.0 million. Borrowings under the Credit Agreement bore interest at LIBOR plus 4.5% per annum.

   In April 1996, the Company elected to repay the entire outstanding balance of the term loan under the Credit Agreement of $90.0 million and to terminate the Credit Agreement. In connection with the termination, the Company paid previously deferred interest of $1.9 million and a prepayment fee of approximately $4.0 million. The Company also charged to expense deferred loan origination fees of approximately $5.4 million which were previously being amortized over the life of the Credit Agreement.

CONVERTIBLE SUBORDINATED PROMISSORY NOTES

During 1994, the Company issued and sold unsecured convertible subordinated promissory notes (the "Notes") for $34.5 million. The Notes were scheduled to mature in March 1999 at a face value of $42 million and interest accreted at an imputed rate of 3.94%. The Notes were subject to mandatory conversion into shares of old class A common stock equal to the face amount of the Notes divided by $5.66 if the gross proceeds of an initial public offering of the Company were to exceed $50 million at an offering price of at least $7.00 per share. Such conversion occurred as part of the recapitalization described in Note 2 at which time the Notes (including cumulative accretion) had a recorded balance of $37.1 million. The conversion did not result in the issuance of additional shares of the Company, as HBI simultaneously contributed to USSB an equivalent number of shares. Issued with the convertible subordinated promissory notes were warrants valued at $7.5 million (see Note 3), which were canceled as a part of the recapitalization.

5    COMMITMENTS AND CONTINGENCIES

REGULATORY MATTERS

USSB II (a wholly owned subsidiary of the Company) holds a license from the Federal Communications Commission (the "FCC") to broadcast from five transponders at 101 DEG. west longitude (the "License") and must continue to maintain the License to operate. The License expires in June 1999 and is renewable at ten-year intervals. Although the Company expects to obtain such renewals in the ordinary course, there can be no assurance that such renewals will be granted.

   The construction and launch of broadcasting satellites and the operation of satellite broadcasting systems are subject to substantial regulation by the FCC. Under the License, the Company is subject to FCC review primarily for the following: (i) standards regarding individual satellites (e.g., meeting minimum financial, legal and technical standards); (ii) avoiding interference with other satellites; and (iii) complying with rules the FCC has established specifically for high-power DBS satellite licenses. In addition, uplink facilities are separately licensed by the FCC. The Company's National Broadcast Center and the Auxiliary Broadcast Center have each received its FCC license. FCC rules are subject to change in response to industry developments, new technology and political considerations.

   The FCC has also granted the Company a Construction Permit and Launch Authority (the "Permit"), held by USSB II, for satellites with three transponders at 110 DEG. west longitude and eight transponders at 148 DEG. west longitude. The Permit requires the Company to comply with specified construction and launch schedules. The FCC has the authority to revoke the Permit if the Company fails to comply with the FCC schedule for construction and launch. In connection therewith, the Company has entered into a satellite construction contract with Lockheed Martin Astro Space Corp. ("Lockheed Martin") for the construction of the two satellites (see below).

   While the Company has generally been successful to date with respect to compliance with regulatory matters, there can be no assurance that the Company will succeed in obtaining and maintaining all requisite regulatory approvals for its operations.

LOCKHEED MARTIN ASTRO SPACE AGREEMENT

The Company has an agreement with Lockheed Martin to construct two direct broadcast satellites under a contract, as amended, requiring future fixed payments of approximately $161 million after advance payments of $1.4 million, with additional incentive payments of approximately $20 million contingent on satellite performance. While this agreement is cancellable in whole or in part at the option of the Company, such cancellation would require forfeiture of any cumulative advanced deposits and progress payments made, plus reimbursement of 125% of any costs incurred by Lockheed Martin in excess of such cumulative payments forfeited. Under this agreement, the satellite construction and future payments may be adjusted from the above amounts using an inflation factor. The Company's obligation to proceed with satellite construction at 148 DEG. west longitude as a condition of maintaining its License at 101 DEG. west longitude and its Permit at 110 DEG. west longitude has been eliminated by an FCC Order issued in December 1995. Although the FCC Order has been appealed, the appeal does not challenge those portions of the Order releasing the Company from its obligations at 148 DEG. west longitude. If satellite construction proceeds as scheduled under the agreement with Lockheed Martin, aggregate amounts due are scheduled in the fiscal years as follows: $53.5 million in 1997, $64.0 million in 1998, $34.5 million in 1999 and $9.2 million in 2000.

ADVERTISING AND PROMOTIONS

The Company has entered into commitments to purchase or participate in joint purchases of broadcast, print and other media for advertising and promotional purposes. At June 30, 1996, such commitments totaled $35.7 million due in fiscal 1997, with the noncancellable portion of such commitments totaling
$33.1 million.

HUGHES AGREEMENTS

The Company has a transponder service agreement with Hughes Communications Satellite Services, Inc. which provides tracking, telemetry and control of the transponders purchased from Hughes Communications Galaxy, Inc. ("HCG"). Under the terms of the agreement, the Company is required to pay a minimum of $780,000 and a maximum of $1.5 million per year for ten years, beginning in March 1994.

   The Company and HCG also have an agreement to share the costs of the development of the signal processing system and conditional access system. Development of the systems has been coordinated by HCG, and the systems are utilized by the Company and HCG. The agreement calls for payments by the Company to HCG for the Company's share of the development costs, hardware for the Company's uplinking system and interest, of which $1.9 million was unpaid at June 30, 1996.

INSURANCE

The Company maintains business interruption and in-orbit insurance coverages at levels management considers necessary to address the normal risks of operating via communications satellite, including damage, destruction or failure of the satellite or its transponders. Additionally, the Company maintains general liability and directors' and officers' insurance coverages.

LITIGATION

The Company is exposed to litigation encountered in the normal course of business. In the opinion of management, the resolution of the litigation matters of which the Company is aware will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

6    RELATED-PARTY TRANSACTIONS

Certain officers and directors of the Company are also employed by, and spend a significant portion of their time on, the businesses of HBI and its affiliates other than the Company. Each of such persons who is a director has indicated to the Company that, should a conflict of interest arise, he will promptly disclose such conflict to the Company's Board of Directors and refrain from voting on such matter as a director.

DUE TO HBI

Debt due to HBI consists principally of amounts accrued for management services valued at $10.0 million provided to the Company from HBI during fiscal years 1992 through 1994 under an agreement which expired June 30, 1994. The balance does not bear interest. The Company was contingently obligated to pay these amounts and they will not become due until, in Company management's opinion, adequate working capital exists. As a result of certain significant financial performance thresholds, USSB management discontinued accruing the $3.3 million annual charge after 1992 and did not intend to accrue any additional charges until and unless it was determined payment could be considered probable. When the Company decided to proceed with its initial public stock offering, management determined that it became likely that certain preconditions would ultimately be satisfied, and therefore made this obligation probable, although the timing of the cash payment of the $10.0 million has not been determined. Accordingly, during first quarter of fiscal 1996, the Company accrued as an operating expense the remaining $6.7 million of its management fee obligation. The Company intends to defer payment of these charges for the foreseeable future.

   Concurrent with the growth of the Company's revenue in 1995, HBI began to provide certain general and administrative services to the Company under a two-year agreement which ended June 30, 1996. Under this agreement, the Company incurred a charge of $960,000 in fiscal 1996 and $844,000 in fiscal 1995. Under a similar agreement which runs through June 1997, the Company expects to incur a charge totaling $996,000 in fiscal 1997, to be paid on a monthly basis.

   The Company's general and administrative expenses also include consulting fees paid to entities related to directors and officers of the Company totaling $1.5 million in fiscal 1996, $1.0 million in fiscal 1995, and $677,000 in fiscal 1994.

   In connection with the Company's initial public offering, the Company paid aggregate commissions of $13.9 million to the underwriters of its offering. Certain directors of the Company are employed by or affiliated with certain of these underwriters.

   In January 1994, advances from HBI totaling $21.2 million were converted to additional paid-in capital, in accordance with terms of certain private placements of old class A common stock. This capital contribution did not result in the granting of additional shares to HBI.

   The Company purchases programming, engineering services and other services from other entities affiliated under common control of HBI. Certain engineering and other services are purchased from a partnership in which HBI is a general partner, under an agreement which runs through December 1997. Certain programming is purchased from a joint venture in which such partnership is a partner, under an agreement which runs through 1999. Amounts included in the accompanying consolidated statements of operations which were purchased from these affiliated entities are as follows (in thousands):

                                                  For the Years Ended June 30
                                           -------------------------------------
                                             1996           1995            1994
- --------------------------------------------------------------------------------
Cost of programming                        $2,348           $607            $  -
Engineering and operations                    205            853             466
Selling and marketing                           -             35               -
- --------------------------------------------------------------------------------
                                           $2,553         $1,495            $466
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

   The Company believes that the services provided between the Company and HBI and its subsidiaries and affiliates, and by entities with which certain directors are affiliated, are on terms comparable to those available from third parties and that such terms are reasonable.

OTHER

The Company's employees participate in a 401(k) plan sponsored by HBI. Under the terms of the plan, the Company may make annual base contributions and can match participant contributions for each year. An employee becomes a participant at the next open quarter after 12 months of service during which they have worked 1,000 hours. HBI made contributions (which were reimbursed by the Company) to the plan of $88,000 on behalf of the Company's employees during fiscal 1996 and $15,000 during fiscal 1995, with no contributions made during fiscal 1994.

7    INCOME TAXES

The Company's deferred tax assets and liabilities, all of which are long-term, are summarized as follows (in thousands):
                                                 Deferred Tax Asset (Liability)
- --------------------------------------------------------------------------------
As of June 30                                     1996                     1995
- --------------------------------------------------------------------------------
Deferred tax assets:
     Preoperating capitalized costs           $  5,031                 $  6,918
     Capitalized interest                          725                    1,087
     Management services                         4,338                    1,671
     Other                                       1,571                      256
     Net operating loss carryforward            90,729                   52,516
          Total deferred tax assets            102,394                   62,448
Deferred tax liabilities:
     Depreciation                              (14,719)                 (12,720)
          Total deferred tax liability         (14,719)                 (12,720)
- --------------------------------------------------------------------------------
Valuation allowance                            (87,675)                 (49,728)
- --------------------------------------------------------------------------------
          Net deferred tax balance            $      -                 $      -
- --------------------------------------------------------------------------------

   The Company has net operating losses for federal tax reporting purposes totaling $227.3 million available for carryover to subsequent years as of June 30, 1996 (and $131.3 million as of June 30, 1995), expiring in years 2000 through 2012. The valuation allowance applied against the Company's net deferred tax assets increased by $37.8 million in fiscal 1996, by $29.7 million in fiscal 1995, and by $12.7 million in fiscal 1994.

   The Company and HBI file separate federal tax returns and a combined state tax return in Minnesota and New Mexico. HBI has benefited from this unitary relationship as it has utilized USSB losses to reduce its combined income subject to apportionment in Minnesota. The benefit that HBI realized was approximately $1.2 million in fiscal 1996, $1.5 million in fiscal 1995, and $1.3 million in fiscal 1994. This unitary relationship has reduced the Company's Minnesota net operating loss carryforward. Benefits realized by HBI in fiscal years preceding 1994 were not significant. Under a tax sharing agreement, HBI will reimburse the Company for such benefits in the year they would otherwise have been realized by the Company.

8    EVENT SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
     (UNAUDITED)

On August 26, 1996, the Company, together with DIRECTV, Inc. (the Company's strategic partner in selling DSS programming) announced that it had entered into financial incentive agreements with certain manufacturers of DSS equipment to assist these manufacturers in lowering the price of DSS units. Such agreements commit the Company to pay the manufacturers over a five-year period with respect to new DSS household activations. While the amounts to be paid by the Company under these agreements cannot be precisely estimated at this time, the Company expects such payments to the manufacturers to approximate $10 million in fiscal 1997. At the levels of retail DSS unit sales currently estimated by management, this amount would increase significantly in subsequent years.

9    QUARTERLY CONDENSED FINANCIAL INFORMATION (UNAUDITED)

Summarized unaudited quarterly data for fiscal 1996 and 1995 is as follows (in thousands, except per share amounts):


                                       First Quarter    Second Quarter    Third Quarter    Fourth Quarter     Full Year
- ------------------------------------------------------------------------------------------------------------------------
1996
Programming Revenues                         $30,720          $ 40,001         $ 56,988          $ 64,288      $191,997
Cost of Programming                           20,064            26,391           37,579            43,149       127,183
Gross Margin                                  10,656            13,610           19,409            21,139        64,814
Operating Expenses                            35,547            38,631           39,801            32,423       146,402
Net Operating Loss                           (24,891)          (25,021)         (20,392)          (11,284)      (81,588)
Other (income) expense, net                    2,268             2,497            1,066             7,660        13,491
Net Loss                                     (27,159)          (27,518)         (21,458)          (18,944)      (95,079)
Weighted Average Shares Outstanding           89,811            89,811           89,860            89,937        89,862
Loss per share                              $  (0.30)         $  (0.31)        $  (0.24)         $  (0.21)       $(1.06)

1995
Programming Revenues                        $    421          $  4,711         $ 15,021          $ 22,184       $42,337
Cost of Programming                              276             3,086            9,880            14,626        27,868
Gross Margin                                     145             1,625            5,141             7,558        14,469
Operating Expenses                            15,378            20,483           22,150            23,001        81,012
Net Operating Loss                           (15,233)          (18,858)         (17,009)          (15,443)      (66,543)
Other (income) expense, net                    2,079             1,852            2,142             2,107         8,180
Net Loss                                     (17,312)          (20,710)         (19,151)          (17,550)      (74,723)
Weighted Average Shares Outstanding           89,811            89,811           89,811            89,811        89,811
Loss per share                              $  (0.19)         $  (0.23)        $  (0.21)         $  (0.20)       $(0.83)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO UNITED STATES SATELLITE BROADCASTING COMPANY, INC.

We have audited the consolidated balance sheets of United States Satellite Broadcasting Company, Inc. (a Minnesota corporation) and Subsidiary as of June 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United States Satellite Broadcasting Company, Inc. and Subsidiary as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
July 30, 1996