Form 10-K, Exhibit 13
period 1997-06-30
UNITED STATES SATELLITE BROADCASTING CO INC
filed 1997-09-26
CIK 1004314

United States Satellite Broadcasting Company, Inc. and Subsidiaries SELECTED FINANCIAL AND OPERATING DATA





                                                          For the Years Ended June 30
(In thousands, except per share data)        1997       1996        1995        1994     1993
---------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Revenues                                 $384,815   $191,997     $42,337      $   --   $   --
Cost of sales                             250,781    127,183      27,868          --       --
---------------------------------------------------------------------------------------------
Gross margin                              134,034     64,814      14,469          --       --
Operating expenses:
    Selling and marketing                 104,437     80,971      37,542       2,495      119
    Manufacturer incentive                 42,354         --          --          --       --
    Depreciation and amortization          18,510     20,940      23,340       7,723        6
    General and administrative             43,965     20,645      13,623       6,158    2,176
    Engineering and operations             11,882      5,925       3,584       1,497      159
    Commissions to retailers               14,507     11,254       2,923          --       --
    Management fees (a)                        --      6,667          --          --       --
---------------------------------------------------------------------------------------------
         Net operating loss              (101,621)   (81,588)    (66,543)    (17,873)  (2,460)
Other (income) expense:
    Interest expense                           --      7,284       8,567       4,585    1,574
    Interest (income)                      (5,285)    (4,291)     (1,552)       (566)      --
    Cost to terminate Credit Agreement         --      9,504          --          --       --
    Other                                     (46)       994       1,165         309       27
---------------------------------------------------------------------------------------------
         Loss before income taxes         (96,290)   (95,079)    (74,723)    (22,201)  (4,061)
Income tax provision                           --         --          --           2       --
---------------------------------------------------------------------------------------------
         Net loss                        ($96,290)  ($95,079)   ($74,723)   ($22,203) ($4,061)
---------------------------------------------------------------------------------------------
Net loss per share                         ($1.07)    ($1.06)     ($0.83)     ($0.26)  ($0.05)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Weighted average shares outstanding        89,811     89,862      89,811      84,383   78,965




                                                      At June 30


(In  thousands)                        1997       1996       1995       1994      1993

Balance Sheet Data
Cash and cash equivalents           $93,364   $114,166    $12,498    $ 7,744       $19
Working capital (deficit)            18,536     75,261     (9,267)     4,708    (7,844)
Long-term investments, consisting
    of U.S. Treasury securities       3,963      6,836     12,832     19,802        --
Total assets                        222,013    232,143    140,215    181,797    51,718
Long-term debt                           --         --     96,912     93,373    11,933
Shareholders' equity                 57,667    153,672      5,045     78,014    16,660


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

    The Company commenced commercial operations in June 1994, and has not generated net earnings to date. Management expects that the Company will experience net losses in fiscal 1998 and that net losses will continue for the foreseeable future as the Company continues to build its subscriber base.

    Although there were several significant competitive developments in fiscal 1997, the potential market for the Company's programming continues to grow. The introduction of DSS units is widely regarded as the most successful introduction of a major consumer electronics product in United States history. At June 30, approximately 2.65 million households were authorized to receive DSS service ("DSS households"), up from 2.50 million at March 31, 1997.

    Forward-looking statements in this Annual Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty and that the Company faces a number of risks as it develops its commercial operations. Among the factors that could cause actual results to differ materially are the following: the uncertain level of ultimate demand for the DSS system and USSB's programming; competitive issues, including changes by competitors to their product offerings and pricing strategies, and the effect of digital cable programming and digital broadcast television service, which may be used for multichannel programming or high definition television (HDTV); the entry of new competitors into video programming, such as electric utilities and regional operating telephone companies; dependence on third-party programmers and upon Hughes Electronics Corporation; dependence on a single DBS satellite; dependence on continued effectiveness of the security and signal encryption features of the DSS system; potentially adverse governmental regulation and actions; and overall economic conditions. The Company anticipates that other DBS satellites will be launched at the 110DEG. west longitude and other orbital locations, increasing the number of competitors in the satellite broadcasting market. The Telecommunications Act of 1996 significantly deregulated the telecommunications industry. The effect of such deregulation on the Company's business, results of operations and financial condition cannot be predicted. See Part I, Item 1, "Business - Competition" of the Company's Report on Form 10-K for the year ended June 30, 1997 for a further discussion of certain of these risks.

SUMMARY OF SUBSCRIBER AND REVENUE DATA

    Management measures the Company's performance by two key measures: subscriber base and revenues.

    The number of USSB paying subscribers grew to approximately 1,455,000 at June 30, 1997 from approximately 1,378,000 at March 31, 1997. Approximately 75,000 additional households were receiving a free promotional month of USSB programming as of June 30, 1997.

    In addition to tracking the absolute number of subscribers, management assesses the Company's penetration of its potential DSS market by comparing the number of USSB paying subscribers to the total number of households that have received the free promotional month of USSB's Entertainment Plus programming ("convertible households"). Since the first month is free, the consumer's decision to purchase USSB programming is generally made by the consumer only after the free promotional month has been received. As a result, the category of DSS households includes households receiving the free promotional month that have not yet made their subscription decision. As of June 30, 1997, the Company achieved a penetration of convertible households of approximately 64 percent (i.e., almost two-thirds of DSS households that have received the free promotional month of USSB programming are currently paying USSB subscribers).

    The summary immediately below shows, as of the end of each period, USSB paying subscribers, USSB promotional activations, USSB convertible households and the percentage of convertible households served by the Company. The estimated number of DSS households is also shown.

SUBSCRIBER BASE:
(In thousands)


                                                    TOTAL USSB
                                                      PAYING                              PERCENT OF
                                                    SUBSCRIBERS                              USSB
    FOR THE           USSB            USSB              AND              USSB             CONVERTIBLE         ESTIMATED
    QUARTER          PAYING        PROMOTIONAL      PROMOTIONAL       CONVERTIBLE         HOUSEHOLDS             DSS
     ENDED      SUBSCRIBERS (a)  ACTIVATIONS (b)    ACTIVATIONS      HOUSEHOLDS (c)        SERVED (d)       HOUSEHOLDS (e)
 June 30,
   1996               918              102              1,020               1,396              66%                  1,701
 Sept. 30,
   1996              1,045             134              1,179               1,560              67%                  1,942
 Dec. 31,
  1996               1,220             181              1,401               1,862              65%                  2,300
 March 31,
   1997              1,378             70               1,448               2,133              65%                  2,499
 June 30,
   1997              1,455             75               1,530               2,289              64%                  2,651



(a) USSB paying subscribers as of the end of such period.

(b) USSB household activations that were receiving a free promotional month of USSB Entertainment Plus-Registered Trademark- as of the end of such period. These activations are not counted as USSB Convertible Households until they have completed the free promotional month.

(c) Total number of USSB household activations since July 1994 that have completed a free promotional month of USSB Entertainment Plus. The amounts shown on and after June 30, 1996 reflect the elimination of certain DSS activations. See note (e).

(d) Total USSB Paying Subscribers as of the end of the period as a percent of USSB Convertible Households. The elimination of certain DSS activations from the estimate of DSS households described in note (e) has a favorable impact on the percentage shown in this column on and after June 30, 1996.

(e) Total estimated number of households with active DSS units which are authorized to receive either USSB or DIRECTV programming as of the end of the period. Estimate based on cumulative DSS activations, less: (i) cumulative DSS deactivations, (ii) activations by dealers, manufacturing facilities, technical facilities and commercial locations known to the Company, and (iii) additional receivers in a single household, as of the end of such period. The Company will make periodic reconciliations to estimate the number of DSS households as accurately as possible.

    The Company's per subscriber and total revenues are shown below for the periods indicated. From time to time, the Company engages in certain promotional activities which include special rates for limited periods, which could result in lower average per subscriber revenues for such periods. In addition, the Company's programming revenues associated with increased DSS unit sales are largely reflected in subsequent quarters due to the lag between the purchase of a DSS unit and its installation and activation, and the free promotional month of programming offered by the Company.








REVENUES:
(In thousands, except per subscriber data)

FOR THE QUARTER ENDED
---------------------
                                            JUNE 30        MARCH 31       DEC. 31        SEPT. 30       JUNE 30
                                              1997           1997          1996            1996           1996
                                              ----           ----          ----            ----           ----
Average monthly subscription revenue
per paying subscriber (a)                   $24.86         $24.86         $24.93         $25.43         $25.10

Total revenues                              $114,236       $99,231        $92,104        $79,244        $64,288



(a) Excludes pay-per-view event, commercial and TV GUIDE-TM- subscription revenues.

    The Company's churn rate was 28.6% for the twelve months ended June 30, 1997. Churn rate represents the number of the Company's paying customers who terminated their subscriptions or whose subscriptions were terminated by the Company during such twelve month period, and who did not resubscribe during that period, expressed as a percentage of the total number of paying subscribers at the end of such period. In fiscal 1997, 2.8% of the Company's churn rate consisted of subscribers who were attributable to a third-party financing program which is now terminated. In addition, certain of the Company's promotional efforts may attract a higher percentage of short-term subscribers, thus increasing the Company's churn rate from time to time. The Company believes that its churn rate was affected by such promotional efforts in fiscal 1997.

RESULTS OF OPERATIONS

REVENUE OVERVIEW. The Company's total revenues increased to $384.8 million for the year ended June 30, 1997, compared to $192.0 million for the year ended June 30, 1996, and $42.3 million for fiscal 1995. The revenue increases between the three fiscal years were primarily attributable to a larger subscriber base.

    REVENUES. The Company derives its revenues principally from monthly fees from subscribers for television programming. Revenues are a function of the number of subscribers, the mix of programming packages selected by customers and the rates charged. The increase in revenues for the three fiscal years was primarily attributable to the increase in the number of paying subscribers to approximately 1,455,000 at June 30, 1997, up from approximately 918,000 at June 30, 1996, and 321,000 at June 30, 1995. For a substantial portion of the 1995 fiscal year, the Company was in the start-up phase of its commercial operations. Average monthly revenue per subscriber for the fiscal year ended June 30, 1997 was $24.99, compared to $25.22 in fiscal 1996 and $26.29 in fiscal 1995. These decreases resulted primarily from promotions designed to increase the Company's penetration of convertible USSB households.

    Pay-per-view revenues, which vary with the number and type of events provided on a pay-per-view basis in any fiscal period, are included in the Company's total revenue. A significant portion of the Company's fiscal 1997 pay-per-view revenues were attributable to heavyweight boxing events. The revenues from such events are highly dependent on the particular boxing card offered, and are expected to vary accordingly.

    COST OF SALES. Cost of sales consists of payments to programmers, which are based on the number of paying subscribers. Programming costs also include the purchase of rights to broadcast event programming on a pay-per-view basis. The cost of programming increased to $250.8 million for the year ended June 30, 1997, compared to $127.2 million for the year ended June 30, 1996, and $27.9 million for fiscal 1995. The increase in cost of programming for these fiscal periods was primarily the result of an increased number of subscribers in each period. Cost of sales represented 65.2 percent of programming revenues for fiscal 1997 and 66.2 percent for fiscal 1996. Programming costs as a percent of programming revenues will vary based on the mix of programming packages taken by subscribers, the number and type of pay-per-view events per quarter, and the extent to which volume-based discounts from the Company's programming providers are realized.

OPERATING EXPENSE OVERVIEW. Total operating expenses increased to $235.7 million for fiscal 1997, compared to $146.4 million for fiscal 1996 and $81.0 million for fiscal 1995. The increase for all periods was primarily attributable to the cost of providing the Company's services to a growing subscriber base, including increased marketing, customer service, security and encryption fees. For fiscal 1997, the Manufacturer Incentive program also contributed to the increase.

    SELLING AND MARKETING. Selling and marketing costs include promotional and advertising costs, the costs of direct marketing and customer service and amounts expended pursuant to joint marketing efforts with other DSS broadcasting system participants. Selling and marketing expenses increased to $104.4 million for the year ended June 30, 1997, compared to $81.0 million for fiscal 1996 and $37.5 million for fiscal 1995. The increase for all periods was primarily attributable to expenditures to increase consumer awareness of both the DSS system and USSB programming, as well as customer service associated with the growth of the Company's subscriber base. In addition, expenses associated with the Company's telemarketing and direct mail marketing programs, which are directed at purchasers of DSS units who activate with the Company, have increased as the number of such DSS activations has increased.

    MANUFACTURER INCENTIVE PROGRAM. Manufacturer Incentive program expense relates to financial incentive arrangements with certain manufacturers of DSS equipment. These arrangements have had the effect of contributing to certain DSS manufacturers lowering the price of DSS units. Such arrangements, which run for up to four years depending on manufacturer, commit the Company to pay the manufacturers over a five-year period from the date new DSS households are authorized to receive programming. The expense and liability for such future commitments is established and recorded upon activation of the related DSS unit. Manufacturer Incentive program expenses totaled $42.4 million for the year ended June 30, 1997. No amounts were incurred in the comparable prior year periods.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense relates mainly to the Company's transponders on DBS-1 and transmission equipment located both at the Company's National Broadcast Center and its Auxiliary Broadcast Center. Depreciation and amortization was $18.5 million for the year ended June 30, 1997, compared to $20.9 million for fiscal 1996 and $23.3 million for fiscal 1995. The decrease in fiscal 1997 as compared to fiscal 1996 was primarily attributable to the effects of an accelerated method of depreciation for the Company's transponders, which results in decreasing periodic depreciation expense over their useful life. Fiscal 1995 was the first full year in which depreciation was incurred on transponders and facilities. Most of the depreciation charge resulted from the Company's five-sixteenths ownership of DBS-1, which was launched in December 1993 and became operational in March 1994.

    GENERAL AND ADMINISTRATIVE. General and administrative costs include in-orbit and general insurance costs, billing and remittance processing, staff functions such as finance and information services, and administrative services provided by HBI. General and administrative expenses increased to $44.0 million for the year ended June 30, 1997, compared to $20.6 million for fiscal 1996 and $13.6 million for fiscal 1995. The increases for all periods were primarily attributable to increased billing and remittance processing costs and increased bad debt expense, both resulting from the growth of the Company's subscriber base.

    ENGINEERING AND OPERATIONS. Engineering and operations expenses include the operation of the National Broadcast Center and the Auxiliary Broadcast Center, fees charged in connection with the operation of the conditional access system (determined by subscriber levels) and satellite telemetry, tracking and control expenses. Engineering and operations expenses increased to $11.9 million for the year ended June 30, 1997, compared to $5.9 million for fiscal 1996 and $3.6 million for fiscal 1995. The increases were primarily attributable to higher security and encryption fees, which are paid on a per subscriber basis. An upgrade in the conditional access system also contributed to the increase in 1997.

    COMMISSIONS TO RETAILERS. Commissions to retailers consist of amounts paid by the Company to eligible DSS retailers whose customers become paying subscribers, and are intended to encourage retailers to promote the sale of DSS units and subscriptions to USSB programming. Commissions to retailers increased to $14.5 million for the year ended June 30, 1997, compared to $11.3 million for fiscal 1996, and $2.9 million for fiscal 1995. The increases in all fiscal periods reflect increased USSB programming subscriptions.

    MANAGEMENT FEES. Management fees due to HBI of $6.7 million were accrued in fiscal 1996, representing the remainder of fees for contracted management services rendered to the Company by HBI during fiscal 1993 and fiscal 1994.

NET OPERATING LOSS. The Company recorded a net operating loss for the year ended June 30, 1997 of $101.6 million, compared to net operating losses of $81.6 million for fiscal 1996 and $66.5 million for fiscal 1995.

    INTEREST EXPENSE. The Company incurred no interest expense for the year ended June 30, 1997, compared to $7.3 million for fiscal 1996 and $8.6 million for fiscal 1995. Changes in interest expense reflect changes in the amount and duration of the Company's borrowings under its credit agreement.

    INTEREST INCOME. Interest income for the year ended June 30, 1997 was $5.3 million, compared to $4.3 million for fiscal 1996 and $1.6 million for fiscal 1995. Interest income in fiscal 1997 increased as a result of the investment of the proceeds of the public offering of the Company's Class A Common Stock, which closed on February 6, 1996.

NET LOSS. The Company recorded a net loss for the fiscal year ended June 30, 1997 of $96.3 million, compared to $95.1 for fiscal 1996 and $74.7 million for fiscal 1995.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Prior to February 1996, the Company's operations were financed by equity contributions from shareholders, approximately $31.2 million of cash advances from HBI and approximately

$42.0 million in privately-issued notes and associated warrants. Such advances from HBI were converted into equity in fiscal 1990 and fiscal 1994 and, upon consummation of the recapitalization of the Company in February 1996, the notes were converted into equity and the warrants were canceled. In addition, the Company's operations were financed by $90.0 million of borrowings made between January and December 1995 under a credit agreement with a syndicate of financial institutions. Upon completion of the public offering of the Company's Class A Common Stock in February 1996, the Company received proceeds of approximately $206.2 million.

    COMPONENTS OF CASH FLOWS. The significant components of the changes in cash and cash equivalents for the fiscal years ended June 30, 1997, 1996 and 1995 were as follows (in millions):

                                  Fiscal Year Ended June 30
                                            1997         1996        1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net loss                                   ($96.3)      ($95.1)     ($74.7)
Depreciation and amortization                18.5         20.9        23.3
Changes in working capital                   27.5         22.7        16.6
Net capital expenditures                    (13.9)        (4.4)       (6.3)
Net investment activities                     3.0          6.0        26.0
Manufacturer Incentive program               40.5           --          --
Debt repayment                                 --        (91.9)      (42.4)
Net cash proceeds from sales of stock          --        206.2         0.7
Proceeds from debt borrowings                  --         31.3        60.6
Other, including intercompany charges         (.1)         6.0         1.0
--------------------------------------------------------------------------------
Net increase (decrease) in
  cash and cash equivalents                ($20.8)      $101.7        $4.8
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    CASH AND CASH EQUIVALENTS. As of June 30, 1997, cash and cash equivalents totaled $93.4 million, compared to $114.2 at June 30, 1996, and $12.5 million at June 30, 1995. The decrease from fiscal 1996 to fiscal 1997 reflects the net use of cash resulting from the Company's operations during the 1997 fiscal year. This decrease was offset in part by increased cash received due to a higher level of prepaid annual subscriptions. The increase from fiscal 1995 to fiscal 1996 reflects the February 1996 initial public offering.

    WORKING CAPITAL. Working capital at June 30, 1997 was $18.5 million, compared to $75.3 million at June 30, 1996, and a working capital deficit of $9.3 million at June 30, 1995. This decrease in working capital from fiscal 1996 to fiscal 1997 resulted from an increase in accounts payable and accrued expenses of $23.1 million, due primarily to increased advertising, promotion and program provider license fee expenses. Additionally, deferred revenue increased $22.3 million resulting from greater levels of pre-paid subscriptions. This decrease was offset in part by an increase in net trade accounts receivable of $12.6 million, due to growth in paying subscriber levels. The increase in working capital from fiscal 1995 to fiscal 1996 reflects the February 1996 initial public offering.

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

    The Company expects the total expense under the Manufacturer Incentive program for fiscal 1998 to range from approximately $40 to $50 million and the total cash payments to range from approximately $15 to $20 million. As the levels of retail DSS unit sales increase, the expense and cash flow related to this program will increase accordingly.

    Management believes that the Company's current cash position is adequate to meet the operating expenses of the business during fiscal 1998. However, the Company may require external financing for future major capital expenditures such as the construction of the DBS-4 satellite at the 101DEG. west longitude orbital location, or the cost of satellites at the 110DEG. and 148DEG. locations. Further, the Company may seek additional debt financing and/or lines of credit to support the expansion of any business opportunities that may develop at the 110DEG. or 148DEG. west longitude locations. The Company believes that such financing would be available from a number of sources and is evaluating options which would provide additional flexibility in satisfying the Company's future financing needs.

    Personalized Media Communications, L.L.C. ("PMC") has commenced two legal proceedings against Hughes Network Systems, Thomson Consumer Electronics and other DSS manufacturers, DIRECTV, Inc., and the Company. The ultimate outcome of these matters and the resulting effect on the liquidity and financial position of the Company cannot be determined with certainty.

    IPPV Enterprises, a Georgia partnership, has commenced a legal proceeding against Thomson Consumer Electronics, Hughes Network Systems, other DSS manufacturers, DIRECTV, Inc., and the Company. The ultimate outcome of this matter and the resulting effect on the liquidity and financial position of the Company cannot be determined with certainty.

    CAPITAL EXPENDITURES. Capital expenditures for the year ended June 30, 1997 totaled $13.9 million, consisting primarily of satellite deposits and purchased computer software. The Company is required to make progress payments under its contract with Lockheed Martin for satellite construction at the 110DEG. west longitude orbital location. If DBS-4 is built and put into operation at 101DEG. west longitude, the Company will also incur additional capital expenditures. Note 4 to the consolidated financial statements contains additional information on this matter.

    NET OPERATING LOSS CARRYFORWARD. At June 30, 1997, the Company's net operating loss carryforward was $282.5 million for federal tax purposes and $317.2 million for financial reporting purposes. The difference in loss carryforward amounts primarily represents differing amounts of depreciation reported by the Company for tax and for financial reporting purposes.

SEASONALITY

Sales of DSS units may be subject to seasonal sales patterns experienced by the consumer electronics industry. As the Company's subscriber base has increased, it does not appear that seasonality has had a material effect on the Company's revenues to date, although seasonality may affect the rate of subscriber growth in any given quarter.

United States Satellite Broadcasting Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS


                                            For the Years Ended June 30
(In thousands, except per share data)      1997        1996         1995
--------------------------------------------------------------------------------
REVENUES                               $384,815    $191,997      $42,337
COST OF SALES                           250,781     127,183       27,868
--------------------------------------------------------------------------------
GROSS MARGIN                            134,034      64,814       14,469

OPERATING EXPENSES
Selling and marketing                   104,437      80,971       37,542
Manufacturer Incentive                   42,354          --           --
Depreciation and amortization            18,510      20,940       23,340
General and administrative               43,965      20,645       13,623
Engineering and operations               11,882       5,925        3,584
Commissions to retailers                 14,507      11,254        2,923
Management fees due to HBI                   --       6,667           --
--------------------------------------------------------------------------------
    Net operating loss                 (101,621)    (81,588)     (66,543)

OTHER (INCOME) EXPENSE
Interest expense                             --       7,284        8,567
Interest (income)                        (5,285)     (4,291)      (1,552)
Cost to terminate Credit Agreement           --       9,504           --
Other                                       (46)        994        1,165
--------------------------------------------------------------------------------
    Net loss                           ($96,290)   ($95,079)    ($74,723)
--------------------------------------------------------------------------------
    Net loss per share                   ($1.07)     ($1.06)      ($0.83)
--------------------------------------------------------------------------------
    Weighted average shares outstanding  89,811      89,862       89,811
--------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

United States Satellite Broadcasting Company, Inc. and Subsidiaries CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)                1997       1996
--------------------------------------------------------------------------------
Assets
CURRENT ASSETS
Cash and cash equivalents                                   $93,364   $114,166
Trade accounts receivable, less allowance of
    $5,892 and $634 at June 30, 1997 and
    1996, respectively                                       38,846     26,271
Prepaid expenses and other                                    8,283      2,865
--------------------------------------------------------------------------------
         Total current assets                               140,493    143,302
--------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT
Land                                                            351        351
Buildings and improvements                                    5,790      4,785
Equipment                                                   134,760    127,366
--------------------------------------------------------------------------------
                                                            140,901    132,502
Less - Accumulated depreciation                             (70,529)   (52,019)
--------------------------------------------------------------------------------
         Total property and equipment, net                   70,372     80,483
--------------------------------------------------------------------------------

OTHER ASSETS
Satellite deposits                                            6,930      1,380
Long-term investments, consisting of U.S.
    Treasury securities                                       3,963      6,836
Other                                                           255        142
--------------------------------------------------------------------------------
         Total other assets                                  11,148      8,358
--------------------------------------------------------------------------------

                                                           $222,013   $232,143

Liabilities and Shareholders' Equity
CURRENT LIABILITIES
Accounts payable                                            $50,574    $28,554
Deferred revenue                                             52,240     29,894
Manufacturer Incentive obligation                             8,446         --
Accrued expenses -
    Retailer commissions                                      7,308      5,835
    Other                                                     3,389      3,758
--------------------------------------------------------------------------------
         Total current liabilities                          121,957     68,041
--------------------------------------------------------------------------------

MANUFACTURER INCENTIVE OBLIGATION                            32,007         --
DUE TO HBI                                                   10,382     10,430
COMMITMENTS AND CONTINGENCIES (NOTES 4 AND 5)
SHAREHOLDERS' EQUITY
Preferred Stock, $.01 par value, 50 million
shares authorized; none issued or outstanding                    --         --

Class A Common Stock -
    Participating, voting, $.0001 par value,
    500 million shares authorized, 15,588,851
         shares issued and outstanding at June 30, 1997
         and 12,601,250 at June 30, 1996                          2          1
Common Stock -
    Participating, voting, $.0001 par value,
    100 million shares authorized, 74,221,924
         shares issued and outstanding at June 30, 1997
         and 77,209,525 at June 30, 1996                          7          8
Additional paid-in capital                                  378,114    378,114
Accumulated deficit                                        (317,204)  (220,914)
Unrealized loss on investments                                  (12)      (105)
--------------------------------------------------------------------------------
                                                             60,907    157,104
Unused media credits                                         (3,240)    (3,432)
--------------------------------------------------------------------------------
     Total shareholders' equity                              57,667    153,672
--------------------------------------------------------------------------------
                                                           $222,013   $232,143
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.

United States Satellite Broadcasting Company, Inc. and Subsidiaries CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                              Class A
                                             --------           Common Stock                Additional
                                           Common Stock        --------------                Paid-In
(In thousands, except per share data)   Shares     Amount    Shares     Amount   Warrants    Capital
------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1994    16,749        $2    73,062         $7     $7,350   $126,691
Common stock contributed to
      the Company                            --        --      (127)        --         --         --
Sale of Class A common stock for
      $5.66 per share, net                  127        --        --         --         --        732

Media credits utilized                       --        --        --         --         --         --
Net loss                                     --        --        --         --         --         --
------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1995    16,876         2    72,935          7      7,350    127,423
Conversion of shares pursuant
      to Recapitalization               (16,876)       (2)   16,876          2         --         --

Conversion of notes and cancellation
      of warrants                            --        --     7,412          1     (7,350)    44,491
Conversion of shares available for
      overallotment                       1,245        --    (1,245)        --         --         --
Transfer of common stock from HBI            --        --   (15,712)        (2)        --         --

Sale of Class A common stock for
      $27 per share, net                  8,300         1        --         --         --    206,200
Conversion of shares pursuant to
      certain shareholder rights          3,056        --    (3,056)        --         --         --
Media credits utilized                       --        --        --         --         --         --

Unrealized gain (loss) on investments        --        --        --         --         --         --
Net loss                                     --        --        --         --         --         --
------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1996    12,601         1    77,210          8         --    378,114
Conversion of shares pursuant to
      certain shareholder rights          2,988         1    (2,988)        (1)        --         --
Media credits utilized                       --        --        --         --         --         --
Unrealized gain (loss) on investments        --        --        --         --         --         --
Net loss                                     --        --        --         --         --         --
------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1997    15,589        $2    74,222         $7        $--   $378,114
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------



                                                       Unrealized Gain    Unused
                                         Accumulated      (Loss) on       Media
(In thousands, except per share data)      Deficit      Investments      Credits        Total
-----------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1994       ($51,112)            --    ($4,924)      $78,014
Common stock contributed to
      the Company                                 --             --         --             --
Sale of Class A common stock for
      $5.66 per share, net                        --             --         --            732

Media credits utilized                            --             --      1,022          1,022
Net loss                                     (74,723)            --         --        (74,723)
-----------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1995       (125,835)            --     (3,902)         5,045
Conversion of shares pursuant
      to Recapitalization                         --             --         --             --

Conversion of notes and cancellation
      of warrants                                 --             --         --         37,142
Conversion of shares available for
      overallotment                               --             --         --             --
Transfer of common stock from HBI--               --             --         --             (2)

Sale of Class A common stock for
      $27 per share, net                          --             --         --        206,201
Conversion of shares pursuant to
      certain shareholder rights                  --             --         --             --
Media credits utilized                            --             --        470            470

Unrealized gain (loss) on investments             --           (105)        --           (105)
Net loss                                     (95,079)            --         --        (95,079)
----------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1996       (220,914)          (105)    (3,432)       153,672
Conversion of shares pursuant to
      certain shareholder rights                  --             --         --             --
Media credits utilized                            --             --        192            192
Unrealized gain (loss) on investments             --             93         --             93
Net loss                                     (96,290)            --         --        (96,290)
---------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1997      ($317,204)          ($12)   ($3,240)       $57,667
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

United States Satellite Broadcasting Company, Inc. and Subsidiaries CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                For the Years Ended June 30
(In thousands)                                  1997        1996         1995
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Loss                                    ($96,290)   ($95,079)    ($74,723)
Adjustments to reconcile net loss to net
   cash used in operating activities -
    Depreciation and amortization             18,510      20,940       23,340
    Interest accretion, net                       --         844        1,400
    Deferred loan origination fees
       charged to expense in
       connection with termination
       of Credit Agreement                        --       5,465           --
    Unrealized loss on investments                93        (105)          --
    Media credits utilized                       192         470        1,022
    Change in operating items:
       Trade accounts receivable             (12,575)    (19,097)      (7,174)
       Prepaid expenses and other
          current assets                      (5,418)      1,994       (1,335)
       Accounts payable                       22,020      15,824        8,981
       Accrued expenses                        1,104       1,935        4,475
       Deferred revenue                       22,346      16,484       13,410
       Manufacturer Incentive                 40,453          --           --
       Other                                    (240)     (1,135)      (4,250)
--------------------------------------------------------------------------------
          Net cash used in operating
             activities                       (9,805)    (51,460)     (34,854)
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of and deposits on equipment        (13,949)     (4,423)      (6,270)
Proceeds from sales of short-term
  investments                                     --          --       19,424
Proceeds from sale of long-term
  available-for-sale investments               3,000       5,996        6,600
--------------------------------------------------------------------------------
          Net cash provided by (used in)
             investing activities            (10,949)      1,573       19,754
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Advances from (repayments to) affiliated
  companies                                      (48)      5,970          984
Proceeds from debt borrowings                     --      31,306       60,613
Repayment of debt                                 --     (91,922)     (42,475)
Proceeds from sale of common stock                --     206,201          732
--------------------------------------------------------------------------------
          Net cash provided by (used in)
             financing activities                (48)    151,555       19,854
--------------------------------------------------------------------------------
          Increase (decrease) in cash and
             cash equivalents                (20,802)    101,668        4,754

CASH AND CASH EQUIVALENTS, beginning of
  period                                     114,166      12,498        7,744
--------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, end of period   $  93,364  $  114,166    $  12,498
--------------------------------------------------------------------------------

NONCASH TRANSACTIONS
Transponder purchase price adjustment and
  reduction of related debt balance            $  --       $  --    $  16,000
--------------------------------------------------------------------------------
Conversion of notes and cancellation of
  warrants                                     $  --   $  44,491        $  --
--------------------------------------------------------------------------------

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the period for -
    Interest                                   $  --    $  6,755     $  7,336
    Income taxes                               $  --       $  --        $  --
--------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES United States Satellite Broadcasting Company, Inc. and Subsidiaries ("USSB" or the "Company") provide subscription television programming via a high-power direct broadcast satellite ("DBS") to households throughout the continental United States. The Company broadcasts a high quality digital television signal using the Digital Satellite System ("DSS-Registered Trademark-"). The Company's programming is available to customers who have a DSS unit, which consists of an 18-inch satellite dish, a receiver/decoder and a remote control. All of the Company's gross revenues and identifiable assets relate to the Company's activities in this industry.

    Hubbard Broadcasting, Inc. ("HBI") beneficially owned 51.8% of the Company as of June 30, 1997 and 1996, and had approximately 61.4% of the combined voting power with respect to all matters submitted for the vote of all shareholders at June 30, 1997.

    Until July 1, 1994, the Company was a development stage company. The
Company has incurred losses since its inception and had an accumulated deficit of approximately $317 million as of June 30, 1997. Management anticipates that net losses will continue for the foreseeable future because the Company plans to continue to incur substantial selling and marketing expenses to expand its subscriber base. In addition, existing contractual obligations (see Note 4) may require capital resources in excess of cash balances plus anticipated operating cash flows during fiscal 1998 and beyond. The Company may consider debt financing alternatives to augment those resources. The Company believes that such financing would be available from a number of sources. However, if such financing is not available on terms satisfactory to the Company, management has the ability to reduce its planned consumer and trade marketing expenditures. Such reductions could have the effect of slowing the rate of subscriber growth in fiscal 1998 and beyond.

    In addition to the capital needs described above, the success of future operations will be dependent on further development of the Company's subscriber base from which to generate revenues and continued growth of the market for Digital Satellite Systems.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned Subsidiaries, including USSB II, Inc. ("USSB II"). USSB II owns the Company's satellite transponders and holds the Company's FCC licenses and permits (see Note 4). All significant intercompany accounts and transactions have been eliminated in consolidation.

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

INVESTMENTS

Long-term investments consist of a U.S. Treasury security maturing in 1999, which the Company classifies as available-for-sale. At June 30, 1997, the security's aggregate amortized cost approximated its market value of $3,963,000. During fiscal 1997 the Company sold $3.0 million of U.S. Treasury securities.
At June 30, 1996, the securities held on that date had an aggregate amortized cost basis of $6,941,000 and an aggregate market value of approximately $6,836,000. The security held at June 30, 1997 bears interest at 5.5%. Unrealized gains and losses are reported as a separate component of shareholders' equity.

MANUFACTURER INCENTIVE PROGRAM

The Company's costs under its financial incentive arrangements with certain manufacturers of DSS equipment are charged to expense as incurred. See Note 4 for additional disclosure regarding these arrangements.

RETAILER COMMISSIONS

The Company generally pays commissions to eligible retailers for their customers who are paying subscribers. Commissions paid are charged to expense over the related subscription period. Deferred retailer commissions totaled $1,781,500 at June 30, 1997 and $1,401,000 at June 30, 1996 and are included with prepaid expenses and other current assets in the accompanying consolidated balance sheets. Accrued retailer commissions totaled $7,308,000 at June 30, 1997 and $5,835,000 at June 30, 1996.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is provided using accelerated and straight-line methods based on estimated useful lives as follows:

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

INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future based on enacted tax laws and are applicable to the periods in which the differences are expected to affect taxable income.

NET LOSS PER SHARE

Net loss per share is computed based on weighted average shares outstanding, which have been retroactively restated for the 75-for-one stock split effected in fiscal 1996 as a component of the Company's recapitalization (see Note 2).

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," (SFAS 128), which changes the way companies calculate their earnings per share (EPS). SFAS 128 replaces primary EPS with basic EPS. Basic EPS is computed by dividing reported earnings by weighted average shares outstanding, excluding potentially dilutive securities. Fully diluted EPS, termed diluted EPS under SFAS 128, is also to be disclosed. The Company is required to adopt SFAS 128 in the second quarter of fiscal 1998, at which time all prior year EPS amounts will be restated in accordance with SFAS 128.

    During June 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), effective for fiscal years beginning after December 15, 1997. SFAS No. 130 will require the Company to report and display comprehensive income and its components. Comprehensive income is defined as changes in equity of a business enterprise during a period except those resulting from investments by owners and distributions to owners. The changes required by SFAS No. 130 will not affect net income or shareholders' equity.

2.             SHAREHOLDERS' EQUITY

RECAPITALIZATION AND INITIAL PUBLIC OFFERING

In the first quarter of fiscal 1996, the Company decided to proceed with an initial public offering of its Class A Common Stock. In connection with the offering, on January 31, 1996, the Company effected a recapitalization of the Company's capital structure.

    Prior to the recapitalization, the Company's capitalization consisted of two classes of common stock (referred to herein as "old common stock" and "old class A common stock"). Terms of the recapitalization included (i) a change in the authorized capital of the Company to consist of 100,000,000 shares of Common Stock, 500,000,000 shares of Class A Common Stock and 50,000,000 shares of undesignated Preferred Stock; (ii) the conversion of the Company's old common stock and old class A common stock into shares of Common Stock; (iii) the conversion of certain convertible subordinated promissory notes into shares of Common Stock and the cancellation of warrants issued to the holders of those notes; (iv) a 75-for-one split of the new capital stock; and (v) the contribution by HBI of 8,300,000 shares of Common Stock in connection with the public offering and 7,411,950 shares of Common Stock in connection with conversion of the convertible subordinated promissory notes, pursuant to HBI's agreements with certain current shareholders, in order to prevent those shareholders from experiencing dilution in their ownership of the Company. The Company's consolidated financial statements are presented as if the above changes in authorized capital and the 75-for-one split of new capital stock had been effective for all periods presented.

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

CONVERSION RIGHTS

On May 1, 1996, approximately 3.1 million shares of the Company's Common Stock, with 10 votes per share, automatically converted into Class A Common Stock, with one vote per share, at a conversion ratio of 1:1. On July 30, 1996, the remainder of the Company's Common Stock, with 10 votes per share, became eligible, at the option of the holders thereof, to convert into Class A Common Stock, with one vote per share, at a conversion ratio of 1:1. During fiscal 1997, approximately 3.0 million shares of Common Stock were converted into Class A Common Stock.

    In accordance with certain shareholder agreements, prior to the Company's initial public offering, the ownership percentages of certain shareholders, other than HBI, were protected from dilution, based on total outstanding shares of 89,810,775, until the ownership of HBI was reduced to 51%. In connection with the Company's initial public offering, 15,711,950 shares of old common stock were contributed by HBI to the Company for no consideration in fiscal 1996. In addition, certain shareholders holding 22,645,350 shares of Common Stock have certain "piggy-back" rights to participate in certain public offerings of the Company's stock and certain "co-sale" rights to include all or a portion of their shares in certain sales by HBI of its stock of the Company.

UNUSED MEDIA CREDITS

In connection with a sale of old class A common stock in fiscal 1994, the Company received a $5.0 million media credit. The media credit, as amended, can be utilized towards a portion of the cost of advertising purchased from subsidiaries of this shareholder through January 1998. The unused media credit balance ($3.2 million at June 30, 1997 and $3.4 million at June 30, 1996) has been recorded as a reduction of shareholders' equity.

STOCK-BASED COMPENSATION

In December 1995, the Company's shareholders approved a stock option plan (the "1995 Plan") and, in November 1996, the Company's shareholders approved a Non-Employee Director Stock Option Plan (the "1996 Non-Employee Director Plan") (together, the "Option Plans"). The Option Plans authorize the granting of options to purchase up to an aggregate of 2,150,000 shares of Class A Common Stock. The 1995 Plan provides for employees, officers and consultants of the Company to be granted options to purchase Class A Common Stock of two types: (i) those that qualify as incentive stock options ("Incentive Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and (ii) those that do not qualify as Incentive Options ("Nonstatutory Options"). All options granted under the 1996 Non-Employee Director Plan are Nonstatutory Options. The Option Plans are administered by the Compensation Committee. Under the 1995 Plan, the Compensation Committee determines the persons who are to receive options, the terms and the number of shares subject to each option and whether the option is to be an Incentive Option or a Nonstatutory Option. The 1996 Non-Employee Director Plan provides for the automatic, non-discretionary, grant of options. Information regarding the Option Plans is as follows:



                                                                Years Ended June 30,
                                               1997                                              1996
                               -------------------------------------------------------------------------------------

                              Shares                        Weighted       Shares                        Weighted
                              Under                         Average        Under                          Average
                              Option                        Exercise       Option                        Exercise
                              Plan         Exercise Price   Price           Plan         Exercise Price   Price
                               -------------------------------------------------------------------------------------
Outstanding at beginning
 of year                       449,300      $27.00-$36.00      $27.16            --              --              --
Granted                         31,000      $11.50-$18.75      $14.00       454,300   $27.00-$36.00          $27.15
Exercised                           --                 --          --            --              --              --
Forfeited                       35,600      $27.00-$28.50      $27.45         5,000          $27.00          $27.00
                               -------                                      --------
Outstanding at end of year     444,700      $11.50-$36.00      $26.21       449,300   $27.00-$36.00          $27.16
Exercisable at end of year      93,740      $11.50-$36.00      $25.30            --              --              --
Weighted average fair value
 of options granted              $9.86                                       $16.66
                                 -----                                       ------
                                 -----                                       ------



As of June 30, 1997, the outstanding stock options granted in fiscal 1996 have a remaining contractual life of approximately 8.5 years and the outstanding stock options granted in fiscal 1997 have a remaining contractual life of approximately 9.5 years.

    The Company accounts for the Option Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the Option Plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123), the Company's pro forma net loss and pro forma loss per share would have been as follows (in thousands):

                                                 Years Ended June 30,

                                                 1997           1996
Net loss applicable to common shareholders
    As Reported                               $(96,290)      $(95,079)
    Pro Forma                                 $(96,596)     $(102,648)
Net loss per common and common equivalent share
    As Reported                                 $(1.07)        $(1.06)
    Pro Forma                                   $(1.08)        $(1.14)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 6.2% in 1996 and 6.4% in 1997; expected life of 10 years for 1997 and 1996; expected volatility of 45% in 1996 and 33.0% in 1997.

3.  LONG-TERM DEBT

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

CONVERTIBLE SUBORDINATED PROMISSORY NOTES

During 1994, the Company issued and sold unsecured convertible subordinated promissory notes (the "Notes") for $34.5 million. The Notes were scheduled to mature in March 1999 at a face value of $42 million and interest accreted at an imputed rate of 3.94%. The Notes were subject to mandatory conversion into shares of old class A common stock equal to the face amount of the Notes divided by $5.66 if the gross proceeds of an initial public offering of the Company were to exceed $50 million at an offering price of at least $7.00 per share. Such conversion occurred as part of the recapitalization described in
Note 2 at which time the Notes (including cumulative accretion) had a recorded balance of $37.1 million. The conversion did not result in the issuance of additional shares of the Company, as HBI simultaneously contributed to USSB an equivalent number of shares. Issued with the convertible subordinated promissory notes were warrants valued at $7.5 million, which were canceled as a part of the recapitalization.

4.  COMMITMENTS AND CONTINGENCIES

REGULATORY MATTERS

USSB II, Inc. (a wholly owned subsidiary of the Company) holds a license from the Federal Communications Commission (the "FCC") to broadcast from five transponders at 101DEG. west longitude (the "License"). The Company must continue to maintain the License to operate its business. The License expires in June 1999 and is renewable at ten-year intervals. Although the Company expects to obtain such renewals in the ordinary course, there can be no assurance that such renewals will be granted.

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

    The FCC has also granted the Company a Construction Permit and Launch Authority (the "Permit"), held by USSB II, for satellites with three transponders at 110DEG. west longitude and eight transponders at 148DEG. west longitude. The Permit requires the Company to comply with specified construction and launch schedules. The FCC has the authority to revoke the Permit if the Company fails to comply with the FCC schedule for construction and launch. In connection therewith, the

Company has entered into satellite construction contracts with Lockheed Martin Astro Space Corp. ("Lockheed Martin") for the construction of the two satellites (see below).

    While the Company has generally been successful to date with respect to compliance with regulatory matters, there can be no assurance that the Company will succeed in obtaining and maintaining all requisite regulatory approvals for its operations.

LOCKHEED MARTIN ASTRO SPACE AGREEMENT

The Company has entered into contracts with Lockheed Martin for the construction of direct broadcast satellites at the 110DEG. orbital location (the "110DEG. Contract") and at the 148DEG. orbital location (the "148DEG. Contract").

    Under the 110DEG. Contract, as amended effective June 1, 1997, the Company is required to pay $73.6 million for satellite construction, of which $5.5 million has been paid through June 30, 1997. The contract also provides for payments for ongoing operations services and in-orbit performance incentive payments during the life of the satellite. In addition, substantial costs would be incurred to launch and insure the satellite. No material payments are anticipated under the 148DEG. Contract until December 31, 1997. The Company has previously paid $1.4 million under a predecessor contract for satellites at both the 110DEG. and 148DEG. orbital locations.

    While these agreements are cancelable in whole or in part at the option of the Company, such cancellation would require forfeiture of any deposits and progress payments made, plus additional penalties. If satellite construction proceeds as scheduled under the 110DEG. Contract, aggregate amounts due are scheduled in the fiscal years as follows: $22.3 million in 1998, $41.9 million in 1999 and $3.9 million in 2000.

ADVERTISING AND PROMOTIONS

The Company has entered into commitments to purchase or participate in joint purchases of broadcast, print and other media for advertising and promotional purposes. At June 30, 1997, such commitments totaled $22.3 million due in fiscal 1998, with the noncancellable portion of such commitments totaling $18.9 million.

INSURANCE

The Company maintains business interruption and in-orbit insurance coverages at levels management considers necessary to address the normal risks of operating via communications satellite, including damage, destruction or failure of the satellite or its transponders. Additionally, the Company maintains general liability and directors' and officers' insurance coverages.

LITIGATION

In November 1996, Personalized Media Communications, L.L.C. ("PMC") initiated a legal proceeding before the United States International Trade Commission ("ITC"), and a separate proceeding in the United States District Court for the Northern District of California, against Digital Satellite System developers, manufacturers and programmers, including, among others, Hughes Network Systems, Thomson Consumer Electronics and other DSS manufacturers, DIRECTV, Inc., and the Company, alleging that these defendants have infringed, or contributed to the infringement of, patents owned by PMC. The Company has denied all material allegations in both complaints. The Company does not believe that PMC is entitled to damages or any remedies from the Company, and management intends to vigorously defend both actions.

    In June 1997, IPPV Enterprises, a Georgia partnership ("IPPV") initiated a legal proceeding in the United States District Court for the District of Delaware against Digital Satellite System developers, manufacturers and programmers, including, among others, Hughes Network Systems, Thomson Consumer Electronics and other DSS manufacturers, DIRECTV, Inc., and the Company, alleging that these defendants have infringed several IPPV patents relating to parental control and pay-per-view features used in the DSS system. The Company has denied all material allegations in the complaint. It is not possible to estimate the probable outcome of this matter at this time. The Company does not believe that IPPV is entitled to damages or any remedies from the Company, and management intends to vigorously defend the action.

    The Company is also exposed to other litigation encountered in the normal course of business. In the opinion of management, the resolution of these other litigation matters of which the Company is aware will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

MANUFACTURER INCENTIVE PROGRAM

On August 26, 1996, the Company, together with DIRECTV, Inc. (the Company's DSS partner), announced that it had entered into financial incentive arrangements with certain manufacturers of DSS equipment. Such arrangements, which run for up to four years depending on manufacturer, commit the Company to pay the manufacturers over a five-year period from the date new DSS households are authorized to receive programming. The expense and liability for such future commitments is established and recorded upon activation of the related DSS unit. In fiscal 1997, the Company charged to expense $42.4 million, representing the full amount of those future obligations for the Manufacturer Incentive program incurred during the period for the sale of DSS units to new households. Net of cash paid in fiscal 1997 totaling $1.9 million, such future obligations totaled $40.5 million at June 30, 1997, payable in the fiscal years as follows:

                              (in thousands)
                             1998        $  8,446
                             1999           8,446
                             2000           8,446
                             2001           8,446
                             2002           6,669
                                            -----
                                          $40,453

    While the amounts to be incurred in the future by the Company under these arrangements cannot be precisely estimated, the Company expects that as the level of retail DSS unit sales increase, the expense and cash flow related to these arrangements will increase accordingly.

    The fair value of the future obligation at June 30, 1997 is approximately $33.5 million and has been calculated by discounting the future cash flows at the Company's estimated incremental borrowing rate.

5.  RELATED-PARTY TRANSACTIONS

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

DUE TO HBI

Debt due to HBI consists principally of amounts accrued for management services valued at $10.0 million provided to the Company by HBI during fiscal years 1992 through 1994 under an agreement which expired June 30, 1994. The balance does not bear interest. The Company was contingently obligated to pay these amounts and they will not become due until, in Company management's opinion, adequate working capital exists. As a result of certain significant financial performance thresholds, USSB management discontinued accruing the $3.3 million annual charge after 1992 and did not intend to accrue any additional charges until and unless it was determined payment could be considered probable. When the Company decided to proceed with its initial public stock offering, management determined that it became likely that certain preconditions would ultimately be satisfied, and therefore made this obligation probable, although the timing of the cash payment of the $10.0 million has not been determined. Accordingly, during first quarter of fiscal 1996, the Company accrued as an operating expense the remaining $6.7 million of its management fee obligation. The Company intends to defer payment of these charges for the foreseeable future.

    Concurrent with the growth of the Company's revenue in 1995, HBI began to provide certain general and administrative services to the Company under a two-year agreement which ended June 30, 1996. Effective July 1, 1996, the Company and HBI entered into a similar agreement for services to be rendered in fiscal 1997. This agreement can be renewed by the Company for fiscal 1998 and subsequent years. Under these agreements, the Company incurred a charge of $996,000 in fiscal 1997, $960,000 in fiscal 1996 and $844,000 in fiscal
1995.

The Company expects to incur a charge to HBI under the agreement for general and administrative services totaling $1,252,000 in fiscal 1998, to be paid on a monthly basis.

    The Company's general and administrative expenses also include consulting fees paid to entities related to directors and officers of the Company totaling $1.8 million in fiscal 1997, $1.5 million in fiscal 1996, and $1.0 million in fiscal 1995.

    In connection with the Company's initial public offering, the Company paid aggregate commissions of $13.9 million to the underwriters of its offering. Certain directors of the Company are employed by or affiliated with certain of these underwriters.

    The Company purchases programming, engineering services and other services from other entities affiliated with HBI. Certain engineering and other services are purchased from a partnership in which HBI is a general partner, under an agreement which runs through December 1997. Certain programming is purchased from a joint venture in which such partnership is a partner, under an agreement which runs through 1999. Amounts included in the accompanying consolidated statements of operations which were purchased from these affiliated entities are as follows (in thousands):

                                       For the Years Ended June 30
                                       1997        1996       1995
----------------------------------------------------------------------
Cost of programming                  $4,378      $2,348        $607
Engineering and operations              213         205         853
Selling and marketing                    --          --          35
----------------------------------------------------------------------
                                     $4,591      $2,553      $1,495
----------------------------------------------------------------------

    The Company believes that the services provided between the Company and HBI and its subsidiaries and affiliates, and by entities with which certain directors are affiliated, are on terms comparable to those available from third parties and that such terms are reasonable.

OTHER

The Company's employees participate in a 401(k) plan sponsored by HBI. Under the terms of the plan, the Company may make annual base contributions and can match participant contributions for each year. An employee becomes eligible to participate in the plan after 12 months of service during which the employee has worked 1,000 hours. HBI made contributions (which were reimbursed by the Company) to the plan of $131,000 on behalf of the Company's employees during fiscal 1997, $88,000 during fiscal 1996, and $15,000 during fiscal 1995.

6.  INCOME TAXES

The Company's deferred tax assets and liabilities, all of which are long-term, are summarized as follows (in thousands):

                           Deferred Tax Asset (Liability)
----------------------------------------------------------------------
As of June 30                                      1997        1996
----------------------------------------------------------------------
Deferred tax assets:
Manufacturer Incentive                        $  16,181        $  -
Preoperating capitalized costs                    3,144       5,031
Capitalized interest                                362         725
Management services                               4,337       4,337
Other                                             4,046       1,571
Net operating loss carryforward                 112,973      90,729
Total deferred tax assets                       141,043     102,393
Deferred tax liabilities:
Depreciation                                    (14,881)    (14,719)
Total deferred tax liability                    (14,881)    (14,719)
----------------------------------------------------------------------
Valuation allowance                            (126,162)    (87,674)
----------------------------------------------------------------------
Net deferred tax balance                          $  --       $  --
----------------------------------------------------------------------


    The Company has net operating losses for federal tax reporting purposes totaling $282.4 million available for carryover to subsequent years as of June 30, 1997, expiring in years 2000 through 2013. The valuation allowance applied against the Company's net deferred tax assets increased by $38.6 million in fiscal 1997, by $37.8 million in fiscal 1996, and by $29.7 million in fiscal 1995.

    The Company and HBI file separate federal tax returns and a combined state tax return in Minnesota and New Mexico. HBI has benefited from this unitary relationship as it has utilized USSB losses to reduce its combined income subject to apportionment in Minnesota and New Mexico through December 31, 1996. The benefit that HBI realized was approximately $.8 million in fiscal 1997, $1.2 million in fiscal 1996, and $1.5 million in fiscal 1995. This unitary relationship has reduced the Company's Minnesota net operating loss carryforward. Benefits realized by HBI in fiscal years preceding 1994 were not significant. Under a tax sharing agreement, HBI will reimburse the Company for such benefits in the year they would otherwise have been realized by the Company.

7.  QUARTERLY CONDENSED FINANCIAL INFORMATION (UNAUDITED)

Summarized unaudited quarterly data for fiscal 1997 and 1996 is as follows (in thousands, except per share amounts):



                          First Quarter      Second Quarter       Third Quarter      Fourth Quarter           Full Year
------------------------------------------------------------------------------------------------------------------------

1997
Revenues                   $79,244             $92,104             $99,231            $114,236            $384,815
Cost of sales               52,246              60,382              64,930              73,223             250,781
Gross margin                26,998              31,722              34,301              41,013             134,034
Operating expenses          51,969              74,141              57,925              51,620             235,655
Net operating loss         (24,971)            (42,419)            (23,624)            (10,607)           (101,621)
Other (income) expense, net (1,489)             (1,344)             (1,174)             (1,324)             (5,331)
Net loss                   (23,482)            (41,075)            (22,450)             (9,283)            (96,290)
Weighted average shares
 outstanding                89,841              89,811              89,812              89,811              89,811
Loss per share              $(0.26)             $(0.46)             $(0.25)             $(0.10)             $(1.07)

1996
Revenues                   $30,720             $40,001             $56,988             $64,288            $191,997
Cost of sales               20,064              26,391              37,579              43,149             127,183
Gross margin                10,656              13,610              19,409              21,139              64,814
Operating expenses          35,547              38,631              39,801              32,423             146,402
Net operating loss         (24,891)            (25,021)            (20,392)            (11,284)            (81,588)
Other (income) expense, net  2,268               2,497               1,066               7,660              13,491
Net loss                   (27,159)            (27,518)            (21,458)            (18,944)            (95,079)
Weighted average shares
 outstanding                89,811              89,811              89,860              89,937              89,862
Loss per share              $(0.30)             $(0.31)             $(0.24)             $(0.21)             $(1.06)


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To United States Satellite Broadcasting Company, Inc.


    We have audited the consolidated balance sheets of United States Satellite Broadcasting Company, Inc. (a Minnesota corporation) and Subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United States Satellite Broadcasting Company, Inc. and Subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Minneapolis, Minnesota,
July 31, 1997