Form 10KT405, Exhibit 13
period 1997-12-31
UNITED STATES SATELLITE BROADCASTING CO INC
filed 1998-03-30
CIK 1004314

                       Selected Financial and Operating Data
        UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES



                                     FOR THE SIX MONTHS ENDED                FOR THE YEARS ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)    DECEMBER 31, 1997     1997          1996         1995          1994        1993
--------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Revenues                                     $243,152        $456,619     $ 292,624      $107,926     $   5,132    $    --
Cost of sales                                 154,764         292,917       193,356        70,961         3,362         --
--------------------------------------------------------------------------------------------------------------------------
Gross margin                                   88,388         163,702        99,268        36,965         1,770         --
Operating expenses:
  Selling and marketing                        57,635          99,399       102,715        62,922        17,598        520
  Manufacturer Incentive                       42,759          66,726        18,387            --            --         --
  General and administrative                   23,995          46,935        31,992        17,040        10,539      2,988
  Commissions to retailers                      6,882          14,537        13,909         6,813           307         --
  Engineering and operations                    6,302           9,801        11,644         4,564         3,022        252
  Depreciation and amortization                 8,706          18,426        19,687        21,323        19,775         12
  Management fees (a)                              --              --            --         6,667            --         --
--------------------------------------------------------------------------------------------------------------------------
    Net operating loss                        (57,891)        (92,122)      (99,066)      (82,364)      (49,471)    (3,772)

OTHER (INCOME) EXPENSE:
  Interest expense                                 --              --         2,326         9,081         8,218      1,520
  Interest (income)                            (2,378)         (4,919)       (6,244)       (1,556)       (1,352)        --
  Cost to terminate Credit Agreement               --              --         9,504            --            --         --
  Other                                            60             103           307         1,489           526       (997)
--------------------------------------------------------------------------------------------------------------------------
    Loss before income taxes                  (55,573)        (87,306)     (104,959)      (91,378)      (56,863)    (4,295)
Income tax provision                               --              --            --            --             1          1
--------------------------------------------------------------------------------------------------------------------------
    Net loss                                 $(55,573)       $(87,306)    $(104,959)     $(91,378)     $(56,864)   $(4,296)
--------------------------------------------------------------------------------------------------------------------------
Net loss per share - basic and diluted       $  (0.62)       $  (0.97)    $   (1.17)     $  (1.02)     $  (0.63)   $ (0.05)
--------------------------------------------------------------------------------------------------------------------------

                                                                                    AT DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                 1997          1996         1995          1994        1993
--------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Cash and cash equivalents                                    $ 68,646      $ 86,518      $ 19,683     $  1,817     $   212
Working capital (deficit)                                      (8,308)       31,065       (17,786)     (27,353)       (427)
Long-term investments, consisting of
  U.S. Treasury securities                                      3,970         6,941        13,001       15,298          --
Total assets                                                  206,310       217,354       149,571      130,472      66,729
Long-term debt                                                     --            --       128,456       68,775      20,268
Shareholders' equity                                            2,099        89,477       (48,972)      41,728      21,626

(a)  IN CONNECTION WITH MANAGEMENT SERVICES PERFORMED BY HUBBARD
     BROADCASTING, INC. ("HBI") FOR THE COMPANY DURING 1992 THROUGH 1994, THE COMPANY AGREED TO PAY HBI AN AGGREGATE OF $10.0 MILLION, OF WHICH
     $3.3 MILLION WAS ACCRUED IN 1992 AND THE REMAINDER ACCRUED IN THE QUARTER ENDED SEPTEMBER 30, 1995, WHEN IT BECAME LIKELY CERTAIN PRECONDITIONS TO PAYMENT WOULD BE SATISFIED.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS


Change in Fiscal Year

On September 4, 1997, the Board of Directors of United States Satellite Broadcasting Company, Inc. ("USSB" or the "Company") voted to change the Company's fiscal year end from June 30 to December 31, beginning with a six month transition period ending on December 31, 1997 (the "Transition Period"). The following discussion compares the six month period ended December 31, 1997 to the six month period ended December 31, 1996 and also compares the calendar years 1997, 1996 and 1995.

Overview

The Company provides subscription television programming via a high-power direct broadcast satellite ("DBS") to households throughout the continental United States. The Company broadcasts a high quality digital television signal using the Digital Satellite System ("DSS-Registered Trademark-"). The Company's programming is available to customers who have a DSS unit, which consists of an 18-inch satellite dish, a receiver/decoder and a remote control. All of the Company's gross revenues and identifiable assets relate to the Company's activities in this industry.

     The Company commenced commercial operations in June 1994 and has not generated net earnings to date. Management anticipates that the Company will achieve positive adjusted cash flow (defined as earnings before interest, taxes, depreciation and amortization and the non-cash component of the Manufacturer Incentive program) during at least one quarter in 1998, although not for the year as a whole, and anticipates that the Company will achieve positive adjusted cash flow for the full year in 1999. Management expects that losses will continue into 1999 as the Company continues to incur substantial marketing expenses (including Manufacturer Incentive program expenses) in order to build its subscriber base. However, management expects that the Company will generate net income during the year 2000.

     Although there were several significant competitive developments in 1997, the potential market for the Company's programming continues to grow. The introduction of DSS units is widely regarded as the most successful introduction of a major consumer electronics product in United States history. At December 31, 1997, approximately 3.32 million households were authorized to receive DSS service ("DSS households"), up from 2.89 million at September 30, 1997.

      As part of its ongoing strategy to tighten its focus on premium movie entertainment and to simplify the DSS offering at retail, on January 6, 1998, the Company and DIRECTV announced an arrangement under which the basic channels previously carried by USSB were integrated into the DIRECTV channel line-up, commencing March 10, 1998. The channels involved were the MTV Networks (MTV, M2, VH1, Nickelodeon and Nick at Nite's TV LAND), Lifetime and Comedy Central. As a result of this arrangement, consumers can now receive a full complement of basic channels from DIRECTV, while the biggest selection of premium movie channels are available from USSB. In furtherance of this strategy, USSB announced the national premiere of two new commercial-free premium movie services: Showtime Extreme and fXM: Movies from Fox, which debuted on USSB on March 10, 1998. As a result of these developments, management anticipates that the number of subscribers and total revenues will continue to grow, although at a slower rate during the integration period. However, since the basic channels generally provided lower margins than the premium channels, management expects that the Company's gross margins will improve.

     Forward-looking statements contained in this 1997 Report to Shareholders (statements which are phrased in terms of anticipation, expectation, belief or the like or which refer to future events, developments or conditions) are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty and that the Company faces a number of risks as it develops its commercial operations. Among the factors that could cause actual results to differ materially are the following: the uncertain level of ultimate demand for the DSS system, USSB's programming and the effects of changes in USSB's programming offerings; unforeseen consumer reaction to the marketing, packaging and pricing of the Company's new offerings; increases in costs, including programming costs, in excess of those anticipated by the Company; competitive issues, including changes by competitors to their product offerings and pricing strategies, and the effect of digital cable programming and digital broadcast television service, which may be used for multichannel programming or high definition television
(HDTV); the entry of new competitors into video programming, such as electric utilities and regional operating telephone companies; dependence on third-party programmers, vendors, and upon Hughes Electronics Corporation; dependence on a single DBS satellite; dependence on continued effectiveness of the security and signal encryption features of the DSS system; potentially adverse governmental regulation and actions; and overall economic conditions. The Company anticipates that other DBS satellites will be launched at the 110DEG west longitude and other orbital locations, increasing the number of competitors in the satellite broadcasting market. The Telecommunications Act of 1996 significantly deregulated the telecommunications industry. The effect of such deregulation on the Company's business, results of operations and financial condition cannot be predicted. See Part 1, Item 1, "Business - Competition" of the Company's Report on Form 10-K for the Transition Period for a further discussion of certain of these risks.

Summary of Subscriber and Revenue Data

Management measures the Company's performance by two key measures: subscriber base and revenues.

     The number of USSB paying subscribers grew to approximately 1,740,000 at December 31, 1997 from approximately 1,584,000 at September 30, 1997. Approximately 215,000 additional households were receiving a free promotional month of USSB programming as of December 31, 1997.

     In addition to tracking the absolute number of subscribers, management assesses the Company's penetration of its potential DSS market by comparing the number of USSB paying subscribers to the total number of households that have received the free promotional month of USSB programming ("convertible households"). Since the first month is free, the consumer's decision to purchase USSB programming is generally made by the consumer only after the free promotional month has been received. As a result, the category of DSS households includes households receiving the free promotional month that have not yet made their subscription decision. As of December 31, 1997, the Company achieved a penetration of convertible households of approximately 63 percent (i.e., almost two-thirds of DSS households that have received the free promotional month of USSB programming are currently USSB paying subscribers).

     The summary immediately below shows, as of the end of each period, USSB paying subscribers, USSB promotional activations, USSB convertible households and the percentage of convertible households served by the Company. The estimated number of DSS households is also shown.

Subscriber Base: (IN THOUSANDS)

                                                          TOTAL USSB                    PERCENT
                                                            PAYING                      OF USSB
                                             USSB      SUBSCRIBERS AND      USSB      CONVERTIBLE
                        USSB PAYING      PROMOTIONAL    PROMOTIONAL     CONVERTIBLE    HOUSEHOLDS   ESTIMATED DSS
FOR THE QUARTER ENDED  SUBSCRIBERS (a)  ACTIVATIONS (b)  ACTIVATIONS   HOUSEHOLDS (c)  SERVED (d)   HOUSEHOLDS (e)
-----------------------------------------------------------------------------------------------------------------
December 31, 1996         1,220              181            1,401          1,862          65%           2,300
March 31, 1997            1,378               70            1,448          2,133          65%           2,499
June 30, 1997             1,455               75            1,530          2,289          64%           2,651
September 30, 1997        1,584              113            1,697          2,462          64%           2,887
December 31, 1997         1,740              215            1,955          2,757          63%           3,318
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

(a)  USSB PAYING SUBSCRIBERS AS OF THE END OF SUCH PERIOD.
(b) USSB HOUSEHOLD ACTIVATIONS THAT WERE RECEIVING A FREE PROMOTIONAL MONTH OF USSB PROGRAMMING AS OF THE END OF SUCH PERIOD. THESE ACTIVATIONS ARE NOT COUNTED AS USSB CONVERTIBLE HOUSEHOLDS UNTIL THEY HAVE COMPLETED THE FREE PROMOTIONAL MONTH.
(c) TOTAL NUMBER OF USSB HOUSEHOLD ACTIVATIONS SINCE JULY 1994 THAT HAVE COMPLETED A FREE PROMOTIONAL MONTH OF USSB PROGRAMMING. THE AMOUNTS
     SHOWN REFLECT THE ELIMINATION OF CERTAIN DSS DEACTIVATIONS. SEE NOTE (e).
(d) TOTAL USSB PAYING SUBSCRIBERS AS OF THE END OF THE PERIOD AS A PERCENT OF USSB CONVERTIBLE HOUSEHOLDS.
(e) TOTAL ESTIMATED NUMBER OF HOUSEHOLDS WITH ACTIVE DSS UNITS WHICH ARE AUTHORIZED TO RECEIVE EITHER USSB OR DIRECTV PROGRAMMING AS OF THE END
     OF THE PERIOD. ESTIMATE BASED ON CUMULATIVE DSS ACTIVATIONS, LESS: (i) CUMULATIVE DSS DEACTIVATIONS, (ii) ACTIVATIONS BY DEALERS, MANUFACTURING FACILITIES, TECHNICAL FACILITIES AND COMMERCIAL LOCATIONS KNOWN TO THE COMPANY, AND (iii) ADDITIONAL RECEIVERS IN A SINGLE HOUSEHOLD, AS OF THE END OF SUCH PERIOD. THE COMPANY MAKES PERIODIC RECONCILIATIONS TO ESTIMATE THE NUMBER OF DSS HOUSEHOLDS AS ACCURATELY AS POSSIBLE.

     The Company's per subscriber and total revenues are shown below for the periods indicated. From time to time, the Company engages in certain promotional activities that include special rates for limited periods, which could result in lower average per subscriber revenues for such periods. In addition, the Company's programming revenues associated with increased DSS unit sales are largely reflected in subsequent quarters due to the lag between the purchase of a DSS unit and its installation and activation, and the free promotional month of programming offered by the Company.

Revenues: (IN THOUSANDS, EXCEPT PER SUBSCRIBER DATA)

                                                                 DECEMBER 31  SEPTEMBER 30   JUNE 30    MARCH 31  DECEMBER 31
FOR THE QUARTER ENDED                                               1997          1997         1997       1997       1996
---------------------------------------------------------------------------------------------------------------------------
Average monthly subscription revenue per paying subscriber (a)    $  24.66      $  24.71     $  24.86    $ 24.86    $ 24.93
Total revenues (b)                                                $128,769      $114,383     $114,236    $99,231    $92,104
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(a)  EXCLUDES PAY-PER-VIEW EVENT, COMMERCIAL AND TV GUIDE-TM- REVENUES.
(b)  INCLUDES PAY-PER-VIEW EVENT, COMMERCIAL AND TV GUIDE REVENUES.

     The Company's annual churn rate as of December 31, 1997 was 24.7%. Churn rate represents the number of the Company's paying customers who terminated their subscriptions or whose subscriptions were terminated by the Company during such twelve month period, and who did not resubscribe during that period, expressed as a percentage of the total number of paying subscribers at the end of such period. Certain of the Company's promotional efforts may attract a higher percentage of short-term subscribers, thus increasing the Company's churn rate from time to time.

Results of Operations

TRANSITION PERIOD ENDED DECEMBER 31, 1997 COMPARED TO

SIX MONTHS ENDED DECEMBER 31, 1996.

REVENUE OVERVIEW. The Company's total revenues increased to $243.2 million for the six months ended December 31, 1997, compared to $171.3 million for the six months ended December 31, 1996. The revenue increase between the two six-month periods was primarily attributable to a larger subscriber base.

     REVENUES. The Company derives its revenues principally from monthly fees from subscribers for television programming. Revenues are a function of the number of subscribers, the mix of programming packages selected by customers and the rates charged. The increase in revenues for the six-month periods was primarily attributable to the increase in the number of paying subscribers to approximately 1,740,000 at December 31, 1997, up from approximately 1,220,000 at December 31, 1996.

     Pay-per-view revenues, which vary with the number and type of events provided on a pay-per-view basis in any fiscal period, are included in the Company's total revenue. The revenues from such events are highly dependent on the type and number of pay-per-view events offered, and are expected to vary accordingly.

     COST OF SALES. Cost of sales consists of payments to programmers, which are based on the number of paying subscribers. Programming costs also include the purchase of rights to broadcast event programming on a pay-per-view basis. The cost of programming increased to $154.8 million for the six-month period ended December 31, 1997, compared to $112.6 million for the six-month period ended December 31, 1996. The increase in cost of programming was primarily the result of an increased number of subscribers. Cost of sales represented 63.7 percent of programming revenues for the six-month period ended December 31, 1997 and 65.7 percent for the six-month period ended December 31, 1996. Programming costs as a percent of programming revenues will vary based on the mix of programming packages taken by subscribers, the number and type of pay-per-view events, and the extent to which volume-based discounts from the Company's programming providers are realized.

OPERATING EXPENSE OVERVIEW. Total operating expenses increased to $146.3 million for the six-month period ended December 31, 1997, compared to $126.1 million for the six-month period ended December 31, 1996. This increase was primarily attributable to the cost of providing the Company's services to a growing subscriber base, including increased marketing, customer service, security and encryption fees. The Manufacturer Incentive program also contributed to the increase.

     SELLING AND MARKETING. Selling and marketing costs include promotional and advertising costs, the costs of direct marketing and customer service and amounts expended pursuant to joint marketing efforts with other DSS broadcasting system participants. The Company's overall selling and marketing effort includes the Manufacturer Incentive program, which is discussed below. Excluding Manufacturer Incentive program expenses, selling and marketing expenses decreased to $57.6 million for the six months ended December 31, 1997, compared to $62.7 million for the six months ended December 31, 1996. This decrease was primarily attributable to reduced advertising and marketing expenditures, offset partially by increased customer service expenditures associated with the growth of the Company's subscriber base. In addition, expenses associated with the Company's telemarketing and direct mail marketing programs, which are directed at purchasers of DSS units who activate with the Company, have increased as the number of such DSS activations has increased.

     MANUFACTURER INCENTIVE PROGRAM. Manufacturer Incentive program expense relates to financial incentive arrangements with certain manufacturers of DSS equipment. These arrangements have had the effect of contributing to certain DSS manufacturers lowering the price of DSS units. Such arrangements, which run for up to four years depending on manufacturer, commit the Company to pay the manufacturers over a five-year period from the date new DSS households are authorized to receive programming. The expense and liability for such future commitments is established and recorded upon activation of the related DSS unit. Manufacturer Incentive program expenses totaled $42.8 million for the six months ended December 31, 1997, compared to $18.4 million for the six months ended December 31, 1996. The Company expects the total expenses under the Manufacturer Incentive program to continue to be a significant component of the Company's operating expenses and cash flows.

     GENERAL AND ADMINISTRATIVE. General and administrative costs include in-orbit and general insurance costs, billing and remittance processing, staff functions such as finance and information services, and administrative services provided by HBI. General and administrative expenses increased to $24.0 million for the six months ended December 31, 1997, compared to $21.0 million for the six months ended December 31, 1996. The increase was primarily attributable to increased billing and remittance processing costs resulting from the growth of the Company's subscriber base. Although total general and administrative costs have increased, elements of general and administrative expenses have declined as a percent of revenues as certain of these expenses are fixed.

     COMMISSIONS TO RETAILERS. Commissions to retailers consist of amounts paid by the Company to eligible DSS retailers whose customers become paying subscribers, and are intended to encourage retailers to promote the sale of DSS units and subscriptions to USSB programming. These expenses generally run for three years at decreasing rates for each subscriber year. Commissions to retailers were $6.9 million in both six month periods. The effects of an increased subscriber base were offset by a decreasing per-subscriber rate on the 1996 subscriber base.

     ENGINEERING AND OPERATIONS. Engineering and operations expenses include the operation of the National Broadcast Center and the Auxiliary Broadcast Center, fees charged in connection with the operation of the conditional access system (determined by subscriber levels) and satellite telemetry, tracking and control expenses. Engineering and operations expenses were $6.3 million for the six months ended December 31, 1997, compared to $8.4 million for the six months ended December 31, 1996. Such expenses were higher during the six months ended December 31, 1996 because the Company incurred significant costs in connection with an upgrade to the conditional access system. From time to time, the Company will incur additional expenses in connection with periodic upgrades to the security feature of the conditional access system.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses relate mainly to the Company's five-sixteenths ownership of DBS-1 and transmission equipment located both at the Company's National Broadcast Center and its Auxiliary Broadcast Center. Depreciation and amortization was $8.7 million for the six months ended December 31, 1997, compared to $8.8 million for the six months ended December 31, 1996.

NET OPERATING LOSS. The Company recorded a net operating loss for the six months ended December 31, 1997 of $57.9 million, compared to a net operating loss of $67.4 million for the six months ended December 31, 1996.

     INTEREST INCOME. Interest income for the six months ended December 31, 1997 was $2.4 million, compared to $2.7 million for the six months ended December 31, 1996.

NET LOSS. The Company recorded a net loss for the six months ended December 31, 1997 of $55.6 million, compared to $64.6 for the six months ended December 31, 1996.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995.

REVENUE OVERVIEW. The Company's total revenues increased to $456.6 million for 1997, compared to $292.6 million for 1996, and $107.9 million for 1995. The revenue increases from year to year were primarily attributable to a larger subscriber base.

     REVENUES. The increase in revenues for the three years was primarily attributable to the increase in the number of paying subscribers to approximately 1,740,000 at December 31, 1997, up from approximately 1,220,000 at December 31, 1996, and 629,000 at December 31, 1995. Average monthly revenue per subscriber for 1997 was $24.76, compared to $25.10 for 1996 and $25.81 for 1995. As the Company's penetration of its market increases, management believes that average monthly revenue per subscriber will trend downward slightly, reflecting a broader customer base. In addition, in any given period, decreases may result from promotions offered from time to time which are designed to increase the Company's penetration of convertible USSB households.

     Pay-per-view revenues, which vary with the number and type of events provided on a pay-per-view basis in any fiscal period, are included in the Company's total revenue. The revenues from such events are highly dependent on the type and number of pay-per-view events offered, and are expected to vary accordingly.

     COST OF SALES. The cost of programming increased to $292.9 million for the year ended December 31, 1997, compared to $193.4 million for 1996, and $71.0 million for 1995. The increase in cost of programming for these periods was primarily the result of an increased number of subscribers in each period. Cost of sales represented 64.1 percent of programming revenues for 1997, 66.1 percent for 1996 and 65.8 percent for 1995. Programming costs as a percent of programming revenues will vary based on the mix of programming packages taken by subscribers, the number and type of pay-per-view events, and the extent to which volume-based discounts from the Company's programming providers are realized.

OPERATING EXPENSE OVERVIEW. Total operating expenses increased to $255.8 million for 1997, compared to $198.3 million for 1996 and $119.3 million for 1995. The increase for all periods was primarily attributable to the cost of providing the Company's services to a growing subscriber base, including increased marketing, customer service, security and encryption fees. For 1997, the Manufacturer Incentive program also contributed to the increase.

     SELLING AND MARKETING. The Company's overall selling and marketing efforts include the Manufacturer Incentive program, which is discussed below. Excluding Manufacturer Incentive program expenses, selling and marketing expenses were $99.4 million for the year ended December 31, 1997, compared to $102.7 million for 1996 and $62.9 million for 1995. The decrease between 1997 and 1996 was primarily attributable to reduced advertising and marketing expenditures, offset partially by increased customer service expenditures associated with the growth of the Company's subscriber base.

     MANUFACTURER INCENTIVE PROGRAM. Manufacturer Incentive program expenses totaled $66.7 million for the year ended December 31, 1997, compared to $18.4 million for 1996. No amounts were incurred in 1995.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $46.9 million for 1997, compared to $32.0 million for 1996 and $17.0 million for 1995. The increases for all periods were primarily attributable to increased billing and remittance processing costs and increased bad debt expense, both resulting from the growth of the Company's subscriber base. Although total general and administrative costs have increased, elements of general and administrative expenses have declined as a percent of revenues as certain of these expenses are fixed.

     COMMISSIONS TO RETAILERS. Commissions to retailers increased to $14.5 million for 1997, compared to $13.9 million for 1996, and $6.9 million for 1995. The increases in all years reflect increased USSB programming subscriptions, offset by the effect of lower per-subscriber commission rates over time.

     ENGINEERING AND OPERATIONS. Engineering and operations expenses were $9.8 million for 1997, compared to $11.6 million for 1996 and $4.6 million for 1995. Such expenses were higher during 1996 because the Company incurred significant costs in connection with an upgrade to the conditional access system. From time to time, the Company will incur additional expenses in connection with periodic upgrades to the security feature of the conditional access system. The increase between 1996 and 1995 was primarily attributable to higher security and encryption fees, which are paid on a per subscriber basis.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization was $18.4 million for 1997, compared to $19.7 million for 1996 and $21.3 million for 1995.

     MANAGEMENT FEES. Management fees due to HBI of $6.7 million were accrued in 1995, representing the balance of fees for contracted management services rendered to the Company by HBI from 1992 through 1994.

NET OPERATING LOSS. The Company recorded a net operating loss for 1997 of $92.1 million, compared to net operating losses of $99.1 million for 1996 and $82.4 million for 1995.

     INTEREST EXPENSE. The Company incurred no interest expense for 1997, compared to $2.3 million for 1996 and $9.1 million for 1995. Changes in interest expense reflect changes in the amount and duration of the Company's borrowings during these periods.

     INTEREST INCOME. Interest income for 1997 was $4.9 million, compared to $6.2 million for 1996 and $1.6 million for 1995. Interest income in 1996 increased as a result of the investment of the proceeds of the public offering of the Company's Class A Common Stock, which closed on February 6, 1996.

NET LOSS. The Company recorded a net loss for 1997 of $87.3 million, compared to $105.0 million for 1996 and $91.4 million for 1995.

Financial Position, Liquidity and Capital Resources

Prior to February 1996, the Company's operations were financed by equity contributions from shareholders, approximately $31.2 million of cash advances from HBI and approximately $42.0 million in privately-issued notes and associated warrants. Such advances from HBI were converted into equity in 1990 and 1994 and, upon consummation of the recapitalization of the Company in February 1996, the notes were converted into equity and the warrants were canceled. In addition, the Company's operations were financed by $90.0 million of borrowings made between January and December 1995 under a credit agreement with a syndicate of financial institutions. Upon completion of the public offering of the Company's Class A Common Stock in February 1996, the Company received proceeds of approximately $206.2 million, repaid all outstanding bank debt and terminated the credit agreement. The Company incurred a charge of $9.5 million in connection with the termination of the credit agreement.

     LIQUIDITY AND CAPITAL RESOURCES. The significant components of the changes in cash and cash equivalents were as follows for the periods presented (in millions):

                                                   FOR THE SIX MONTHS ENDED     FOR THE YEARS ENDED DECEMBER 31
---------------------------------------------------------------------------------------------------------------
                                                      DECEMBER 31, 1997         1997          1996        1995
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period              $ 93.4             $ 86.5       $  19.7     $   1.8
Net loss                                                     (55.6)             (87.3)       (105.0)      (91.4)
Depreciation and amortization                                  8.7               18.4          19.7        21.3
Changes in operating items                                   (10.3)               4.4          17.0        25.3
Net capital expenditures                                      (4.2)             (14.9)         (5.5)       (7.7)
Manufacturer Incentive program                                37.0               59.1          14.6          --
Other, including stock sales and debt repayment                (.4)               2.4         126.0        70.4
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                    $ 68.6             $ 68.6        $ 86.5      $ 19.7
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

     The decrease shown from 1996 to 1997 reflects the net use of cash resulting from the Company's operations. The increase from 1995 to 1996 reflects the Company's receipt of proceeds from its February 1996 initial public offering.

     The Company expects the total expense under the Manufacturer Incentive program to continue to be a significant component of the Company's operating expenses and cash flows. However, management believes that the Company's current cash position and cash generated from operations is adequate to meet the anticipated operating expenses of the business through 1998. Management further believes that its cash balance will not be less than $35.0-$40.0 million during such period.

     The Company may require external financing for future major capital expenditures such as the construction of a new satellite, DBS-4, at the 101DEG. west longitude orbital location, or the cost of satellites at the 110DEG. and 148DEG. west longitude locations. Further, the Company may seek additional debt financing and/or lines of credit to support the expansion of any business opportunities that may develop at the 110DEG. or 148DEG. west longitude locations. The Company believes that such financing is available from a number of sources and is evaluating options which would provide additional flexibility in satisfying the Company's future financing needs.

     WORKING CAPITAL. Negative working capital of $8.3 million existed at December 31, 1997, compared to a positive working capital of $31.1 million at December 31, 1996. This decrease in working capital in 1997 from 1996 resulted primarily from the Company's net loss and the increase in the current portion of the Manufacturer Incentive program obligation. Management expects that working capital will remain negative through 1998 as the Manufacturer Incentive program obligation increases with the growth of DSS households. The Company's working capital at December 31, 1995 was a negative $17.8 million. As a result of the completion of the public offering of the Company's Class A Common Stock in February 1996, the Company's working capital increased by approximately $206.2 million.

     LITIGATION. Personalized Media Communications, L.L.C. ("PMC") has commenced two legal proceedings against Hughes Network Systems, Thomson Consumer Electronics and other DSS manufacturers, DIRECTV, Inc., and the Company. The ultimate outcome of these matters and the resulting effect on the liquidity and financial position of the Company cannot be determined with certainty.

     IPPV Enterprises, a Georgia partnership, has commenced a legal proceeding against Thomson Consumer Electronics, Hughes Network Systems, other DSS manufacturers, DIRECTV, Inc., and the Company. The ultimate outcome of this matter and the resulting effect on the liquidity and financial position of the Company cannot be determined with certainty.

     Note 5 to the Consolidated Financial Statements contains additional information on these matters.

     CAPITAL EXPENDITURES. Capital expenditures for the year ended December 31, 1997 totaled $14.9 million, consisting primarily of satellite deposits and purchased computer software. The Company is required to make progress payments under its contract with Lockheed Martin for satellite construction at the 110_ west longitude orbital location. If DBS-4 is built and put into operation at 101DEG. west longitude, the Company will also incur additional capital expenditures. Note 5 to the consolidated financial statements contains additional information on this matter.

     NET OPERATING LOSS CARRYFORWARD. At December 31, 1997, the Company's net operating loss carryforward was $304.5 million for federal tax purposes. Such carryforwards expire in the years 2000 through 2013. Management expects to utilize this amount when taxable income is achieved.

Year 2000

During 1997, the Company analyzed year 2000 compliance issues related to its computer systems. To be year 2000 compliant, computer systems that have time sensitive software must recognize a date using "00" as the year 2000 rather than the year 1900. Certain systems were determined to be year 2000 compliant during 1997. The Company is executing an implementation plan whereby all systems critical to managing the business will be made year 2000 compliant, and is working with its customer service and billing vendor to assure that the vendor's systems will be year 2000 compliant. The cost incurred in 1997 relating to year 2000 issues was immaterial. The Company does not expect the cost to be incurred over the next two years to have a material effect on its results of operations.

Seasonality

Sales of DSS units may be subject to seasonal sales patterns experienced by the consumer electronics industry. As the Company's subscriber base has increased, it does not appear that seasonality has had a material effect on the Company's revenues to date, although seasonality may affect the rate of subscriber growth in any given quarter.

                       Consolidated Statements of Operations
        UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES


                                          FOR THE SIX MONTHS ENDED      FOR THE YEARS ENDED DECEMBER 31
---------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)         DECEMBER 31, 1997          1997          1996        1995
---------------------------------------------------------------------------------------------------------
REVENUES                                           $243,152            $456,619    $  292,624    $107,926
COST OF SALES                                       154,764             292,917       193,356      70,961
---------------------------------------------------------------------------------------------------------
GROSS MARGIN                                         88,388             163,702        99,268      36,965

OPERATING EXPENSES
Selling and marketing                                57,635              99,399       102,715      62,922
Manufacturer Incentive                               42,759              66,726        18,387          --
General and administrative                           23,995              46,935        31,992      17,040
Commissions to retailers                              6,882              14,537        13,909       6,813
Engineering and operations                            6,302               9,801        11,644       4,564
Depreciation and amortization                         8,706              18,426        19,687      21,323
Management fees due to HBI                               --                  --            --       6,667
---------------------------------------------------------------------------------------------------------
  Net operating loss                                (57,891)            (92,122)      (99,066)    (82,364)
---------------------------------------------------------------------------------------------------------

OTHER (INCOME) EXPENSE
Interest expense                                         --                  --        2,326        9,081
Interest (income)                                    (2,378)             (4,919)      (6,244)      (1,556)
Cost to terminate Credit Agreement                       --                  --        9,504           --
Other                                                    60                 103          307        1,489
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

  Net loss                                         $(55,573)           $(87,306)   $(104,959)    $(91,378)
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
  Net loss per share - basic and diluted           $  (0.62)           $  (0.97)   $   (1.17)    $  (1.02)
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                            Consolidated Balance Sheets
        UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES

                                                                                                     AS OF DECEMBER 31
-----------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                                                      1997        1996
-----------------------------------------------------------------------------------------------------------------------
Assets
CURRENT ASSETS
Cash and cash equivalents                                                                          $ 68,646    $ 86,518
Trade accounts receivable, less allowance of $6,074 and $2,388 at December 31, 1997
  and 1996, respectively                                                                             44,992      42,402
Prepaid expenses and other                                                                           11,832       4,863
-----------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                             125,470     133,783
-----------------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT
Land                                                                                                    351         351
Buildings and improvements                                                                            5,075       4,875
Equipment                                                                                           138,264     130,610
-----------------------------------------------------------------------------------------------------------------------
                                                                                                    143,690     135,836
Less - Accumulated depreciation                                                                     (79,235)    (60,809)
-----------------------------------------------------------------------------------------------------------------------
   Total property and equipment, net                                                                 64,455      75,027
-----------------------------------------------------------------------------------------------------------------------

OTHER ASSETS
Satellite deposits                                                                                    8,380       1,441
Long-term investments, consisting of U.S. Treasury securities                                         3,970       6,941
Other                                                                                                 4,035         162
-----------------------------------------------------------------------------------------------------------------------
   Total other assets                                                                                16,385       8,544
-----------------------------------------------------------------------------------------------------------------------
                                                                                                   $206,310    $217,354
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
CURRENT LIABILITIES
Accounts payable and accrued expenses                                                              $ 60,599    $ 51,921
Deferred revenue                                                                                     56,156      47,120
Manufacturer Incentive obligation                                                                    17,023       3,677

-----------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                        133,778     102,718
-----------------------------------------------------------------------------------------------------------------------

MANUFACTURER INCENTIVE OBLIGATION                                                                    60,433      14,632
DUE TO HBI                                                                                           10,000      10,527
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)
SHAREHOLDERS' EQUITY
Preferred Stock, $.01 par value, 50 million shares authorized; none issued or outstanding                --          --
Class A Common Stock -
  Participating, voting, $.0001 par value, 500 million shares authorized,16,172,601 and
  15,114,676 shares issued and outstanding at December 31, 1997 and 1996, respectively                    2           2
Common Stock -
  Participating, voting, $.0001 par value, 100 million shares authorized, 73,638,174 and
  74,696,099 shares issued and outstanding at December 31, 1997 and 1996, respectively                    7           7
Additional paid-in capital                                                                          374,877     378,114
Accumulated deficit                                                                                (372,777)   (285,471)
Unrealized loss on investments                                                                          (10)        (22)
-----------------------------------------------------------------------------------------------------------------------
                                                                                                      2,099      92,630
Unused media credits                                                                                     --      (3,153)
-----------------------------------------------------------------------------------------------------------------------
            Total shareholders' equity                                                                2,099      89,477
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                                  $ 206,310   $ 217,354
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED BALANCE
SHEETS.

                  Consolidated Statements of Shareholders' Equity
        UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES


                                                CLASS A
                                              COMMON STOCK      COMMON STOCK
                                             --------------    --------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)        SHARES  AMOUNT    SHARES  AMOUNT    WARRANTS
-------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31 1994     16,876   $2       72,935   $ 7       $7,350
Unrealized gain on investments                    -    -            -     -            -
Media credits utilized                            -    -            -     -            -
Net loss                                          -    -            -     -            -
-------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1995    16,876    2       72,935     7        7,350
Conversion of shares
  pursuant to Recapitalization              (16,876)  (2)      16,876     2            -
Conversion of notes and
  cancellation of warrants                        -    -        7,412     1       (7,350)
Conversion of shares available
  for overallotment                           1,245    -       (1,245)    -            -
Transfer of common stock from HBI                 -    -      (15,712)   (2)           -
Sale of Class A common stock
  for $27 per share, net                      8,300    1            -     -            -
Conversion of shares pursuant
  to certain shareholder rights               5,570    1       (5,570)    1            -
Media credits utilized                            -    -            -     -            -
Unrealized loss on investments                    -    -            -     -            -
Net loss                                          -    -            -     -            -
-------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31 1996     15,115    2       74,696     7            -
Conversion of shares pursuant
  to certain shareholder rights               1,058    -       (1,058)    -            -
Media credits utilized                            -    -            -     -            -
Media credits cancelled                           -    -            -     -            -
Unrealized gain on investments                    -    -            -     -            -
Net loss                                          -    -            -     -            -
-------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1997    16,173  $ 2       73,638   $ 7       $    -
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

FOR THE SIX MONTHS ENDED DECEMBER 31, 1997:
-------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1997        15,589   $2       74,222   $ 7        $   -
Conversion of shares pursuant
  to certain shareholder rights                 584    -         (584)    -            -
Media credits utilized                            -    -            -     -            -
Media credits cancelled                           -    -            -     -            -
Unrealized gain on investments                    -    -            -     -            -
Net loss                                          -    -            -     -            -
-------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1997    16,173  $ 2       73,638    $7        $    -
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                                       UNREALIZED
                                           ADDITIONAL                    GAIN          UNUSED
                                            PAID-IN    ACCUMULATED     (LOSS) ON       MEDIA
                                            CAPITAL      DEFICIT      INVESTMENTS     CREDITS       TOTAL
------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31 1994    $127,423    $ (89,134)    $       -      $(4,330) $    41,318
Unrealized gain on investments                     -            -           154            -          154
Media credits utilized                             -            -             -          934          934
Net loss                                           -      (91,378)            -            -      (91,378)
------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1995    127,423     (180,512)          154       (3,396)     (48,972)
Conversion of shares
  pursuant to Recapitalization                     -            -             -            -           -
Conversion of notes and
  cancellation of warrants                    44,491            -             -            -       37,142
Conversion of shares available
  for overallotment                                -            -             -            -            -
Transfer of common stock from HBI                  -            -             -            -           (2)
Sale of Class A common stock
  for $27 per share, net                     206,200            -             -            -      206,201
Conversion of shares pursuant
  to certain shareholder rights                    -            -             -            -            -
Media credits utilized                             -            -             -          243          243
Unrealized loss on investments                     -            -          (176)           -         (176)
Net loss                                           -     (104,959)            -            -     (104,959)
------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31 1996      378,114    (285,471)          (22)      (3,153)      89,477
Conversion of shares pursuant
  to certain shareholder rights                    -            -             -            -            -
Media credits utilized                             -            -             -          (84)         (84)
Media credits cancelled                       (3,237)           -             -        3,237            -
Unrealized gain on investments                     -            -            12            -           12
Net loss                                           -      (87,306)            -            -      (87,306)
------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1997   $374,877    $(372,777)         $(10)     $     -     $  2,099
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

FOR THE SIX MONTHS ENDED DECEMBER 31, 1997:
------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT JUNE 30, 1997       $378,114    $(317,204)         $(12)     $(3,240)     $57,667
Conversion of shares pursuant
  to certain shareholder rights                    -            -             -            -            -
Media credits utilized                             -            -             -            3            3
Media credits cancelled                       (3,237)           -             -        3,237            -
Unrealized gain on investments                     -            -             2            -            2
Net loss                                           -      (55,573)            -            -      (55,573)
------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1997   $374,877    $(372,777)         $(10)     $     -    $   2,099
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                       Consolidated Statements of Cash Flows
        UNITED STATES SATELLITE BROADCASTING COMPANY, INC. AND SUBSIDIARIES


                                                      FOR THE SIX MONTHS ENDED   FOR THE YEARS ENDED DECEMBER 31
-----------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                            DECEMBER 31, 1997       1997      1996     1995
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Loss                                                    $(55,573)         $ (87,306) $(104,959)  $(91,378)
Adjustments to reconcile net loss to
       net cash used in operating activities-
  Depreciation and amortization                                8,706             18,426     19,687     21,323
  Interest accretion, net                                          -                  -        122      1,428
  Deferred loan origination fees charged to
       expense in connection with termination
       of Credit Agreement                                         -                  -      5,465          -
  Media credits utilized                                           3                (84)       243        934
  Change in operating items:
       Trade accounts receivable                              (6,146)            (2,590)   (25,532)   (12,539)
       Prepaid expenses and other current assets              (3,549)            (6,969)      (278)      (577)
       Accounts payable and accrued expenses                    (672)             8,679     19,851     25,740
       Deferred revenue                                        3,916              9,036     23,943     16,728
       Manufacturer Incentive                                 37,003             59,146     14,632          -
       Other                                                  (3,785)            (3,829)      (974)    (4,057)
-----------------------------------------------------------------------------------------------------------------
         Net cash used in operating activities               (20,097)            (5,491)   (47,800)   (42,398)
-----------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of and deposits on equipment                         (4,239)           (14,854)    (5,487)    (7,697)
Proceeds from sales of short-term investments                      -                  -          -        367
Proceeds from sale of long-term
  available-for-sale investments                                   -              3,000      5,996      2,100
-----------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in)
           investing activities                               (4,239)           (11,854)       509     (5,230)
-----------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Advances from (repayments to) affiliated companies              (382)              (527)      (637)     7,242
Proceeds from debt borrowings                                      -                  -        485     91,436
Repayment of debt                                                  -                  -    (91,922)   (33,184)
Proceeds from sale of common stock                                 -                  -    206,200          -
-----------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing
           activities                                           (382)              (527)   114,126     65,494
-----------------------------------------------------------------------------------------------------------------
         Increase (decrease) in cash and cash
           equivalents                                       (24,718)           (17,872)    66,835     17,866
CASH AND CASH EQUIVALENTS, beginning of period                93,364             86,518     19,683      1,817
-----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of period                    $ 68,646          $  68,646  $  86,518   $ 19,683
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
NONCASH TRANSACTIONS
Conversion of notes and cancellation of warrants            $      -          $      -     $44,491   $      -
-----------------------------------------------------------------------------------------------------------------
Expiration of unused media credits                          $ (3,237)         $ (3,237)    $     -   $      -
-----------------------------------------------------------------------------------------------------------------
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the period for -
   Interest                                                 $      -          $      -     $     -   $  6,739
   Income taxes                                             $      -          $      -     $     -   $      -
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.
                                                                              19

                     Notes to Consolidated Financial Statements

NOTE 1   Organization and Summary of Significant Accounting Principles

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

  Hubbard Broadcasting, Inc. ("HBI") beneficially owned 51.8% of the Company as of December 31, 1997 and 1996, and had approximately 61.8% of the combined voting power with respect to all matters submitted for the vote of all shareholders at December 31, 1997.

  Until July 1, 1994, the Company was a development stage company. The Company has incurred losses since its inception and had an accumulated deficit of approximately $372.8 million as of December 31, 1997. Management anticipates that losses will continue into 1999 because the Company plans to continue to incur substantial selling and marketing expenses (including Manufacturer Incentive program expenses) to expand its subscriber base. The Company's future success will be dependent on continued growth of the Company's subscriber base and attaining profitability.

  Existing contractual obligations (see Note 5) may require capital resources in excess of cash balances plus anticipated operating cash flows during 1998 and beyond. The Company may consider debt financing alternatives to augment those resources. The Company believes that such financing would be available from a number of sources. However, if such financing is not available on terms satisfactory to the Company, management has the ability to reduce its planned consumer and trade marketing expenditures. Such reductions could have the effect of slowing the rate of subscriber growth in 1998 and beyond.

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

INVESTMENTS

Long-term investments at December 31, 1997, consist of a U.S. Treasury security maturing in 1999, which the Company classifies as available-for-sale. The security bears interest at 5.5% and its aggregate amortized cost approximated its market value of $3,970,000 at December 31, 1997. During 1997 the Company sold $3.0 million of U.S. Treasury securities. The securities held on December 31, 1996, had an aggregate amortized cost that approximated their market value of $6,941,000. Unrealized gains and losses are reported as a separate component of shareholders' equity.

MANUFACTURER INCENTIVE PROGRAM

The Company's costs under its financial incentive arrangements with manufacturers of DSS equipment are charged to expense as incurred. See Note 5 for additional disclosure regarding these arrangements.

RETAILER COMMISSIONS

The Company generally pays commissions to eligible retailers for their customers who are paying subscribers. Commissions paid are charged to expense over the related subscription period. Deferred retailer commissions totaled $546,000 and $1,790,000 at December 31, 1997 and December 31, 1996,
respectively, and are included with prepaid expenses and other current assets in the accompanying consolidated balance sheets. Accrued retailer commissions totaled $5,996,000 at December 31, 1997 and $6,543,000 at December 31, 1996.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

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

NOTE 2    Change in Fiscal Year

On September 4, 1997, the Board of Directors of the Company voted to change the Company's fiscal year end from June 30 to December 31, beginning with a six month transition period ending on December 31, 1997. The accompanying financial statements have been recast to conform to the new calendar year presentation.

  Summarized financial data for the six month period ended December 31, 1996 is presented for purposes of comparison as follows:


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue                                   $  171,348
Cost of Sales                                112,628
----------------------------------------------------
Gross Margin                                  58,720
Operating Expenses                           126,110
----------------------------------------------------
Net Operating Loss                           (67,390)
Other (income) expense, net                   (2,833)
----------------------------------------------------
Net Loss                                     (64,557)
----------------------------------------------------
----------------------------------------------------
Net Loss per share - basic and diluted    $    (0.72)
----------------------------------------------------
----------------------------------------------------


NOTE 3    Shareholders' Equity

RECAPITALIZATION AND INITIAL PUBLIC OFFERING

In the third quarter of 1995, the Company decided to proceed with an initial public offering of its Class A Common Stock. In connection with the offering, on January 31, 1996, the Company effected a recapitalization of the Company's capital structure.

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

  In accordance with certain shareholder agreements, prior to the Company's initial public offering, the ownership percentages of certain shareholders, other than HBI, were protected from dilution, based on total outstanding shares of 89,810,775, until the ownership of HBI was reduced to 51%. In connection with the Company's initial public offering, 15,711,950 shares of old common stock were contributed by HBI to the Company for no consideration in 1996. In addition, certain shareholders holding 22,645,350 shares of Common Stock have certain "piggy-back" rights to participate in certain public offerings of the Company's stock and certain "co-sale" rights to include all or a portion of their shares in certain sales by HBI of its stock of the Company.

UNUSED MEDIA CREDITS

In connection with a sale of old class A common stock in 1994, the Company received a $5.0 million media credit. The unused balance of the media credit at December 31, 1997 ($3.2 million) was canceled by the Company. Such cancellation was recorded as a reduction of additional paid-in capital to reflect the actual net proceeds realized from the original stock sale.

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


YEARS ENDED DECEMBER 31                                  1997                                              1996
---------------------------------------------------------------------------------------------------------------------------------
                                  SHARES UNDER                 WEIGHTED AVERAGE   SHARES UNDER                    WEIGHTED AVERAGE
                                  OPTION PLAN  EXERCISE PRICE   EXERCISE PRICE     OPTION PLAN   EXERCISE PRICE   EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year    439,700    $11.50  - $36.00          $26.55              -                 -               -
Granted                             260,300    $ 7.50  - $12.00           $8.04        475,300   $11.50  - $36.00         $26.62
Exercised                                 -                   -               -              -                 -               -
Forfeited                           (10,000)   $11.50  - $27.00          $24.45        (35,600)  $27.00  - $28.50         $27.45
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year          690,000    $ 7.75  - $36.00          $19.58        439,700   $11.50  - $36.00         $26.55
Exercisable at end of year          103,946    $ 7.75  - $36.00          $23.64         11,000             $11.50         $11.50
Weighted average fair value
     of options granted               $5.24                                             $17.72
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

SIX MONTHS ENDED DECEMBER 31                                                                               1997
---------------------------------------------------------------------------------------------------------------------------------
                                                                                  SHARES UNDER                    WEIGHTED AVERAGE
                                                                                  OPTION PLAN    EXERCISE PRICE    EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                                      444,700    $11.50  - $36.00         $27.16
Granted                                                                               250,300    $ 7.75  - $ 9.25         $ 7.88
Exercised                                                                                   -                   -             -
Forfeited                                                                              (5,000)   $11.50  - $27.00         $23.90
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                            690,000    $  7.75  - $36.00        $19.58
Exercisable at end of year                                                            103,940    $  7.75  - $36.00        $23.64
Weighted average fair value of options granted                                          $5.11
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


  As of December 31, 1997, the outstanding stock options granted in 1996 have a remaining contractual life of approximately 8.1 years and the outstanding stock options granted in 1997 have a remaining contractual life of approximately 9.8 years.

  The Company accounts for the Option Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the Option Plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company's pro forma net loss and pro forma loss per share would have been as follows (in thousands):



-----------------------------------------------------------------------------------------------------------
                                                       FOR THE SIX MONTHS ENDED    YEARS ENDED DECEMBER 31
-----------------------------------------------------------------------------------------------------------
                                                          DECEMBER 31, 1997          1997       1996
-----------------------------------------------------------------------------------------------------------
Net loss                                   As Reported        $(55,573)            $(87,306)   $(104,959)
                                             Pro Forma        $(56,851)            $(88,670)   $(112,750)
Net loss per share - basic and diluted     As Reported        $  (0.62)            $  (0.97)   $   (1.17)
                                             Pro Forma        $  (0.63)            $  (0.99)   $   (1.26)


  The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 6.2% in 1996 and 6.3% in 1997; expected life of 10 years for 1997 and 1996; expected volatility of 45% in 1996 and 39.5% in 1997.

LOSS PER SHARE

The Company adopted Statement of Financial Accounting Standards No. 128 "Earnings and loss per Share" (SFAS No. 128) effective December 31, 1997. As a result, all prior periods presented have been restated to conform to the provisions of SFAS No. 128, which requires the presentation of basic and diluted earnings and loss per share. Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during each year. Diluted loss per share is computed under the treasury stock method and is calculated to include the dilutive effect of outstanding stock options. A reconciliation of these amounts is as follows (in thousands, except per share data):


----------------------------------------------------------------------------------------------------
                                      FOR THE SIX MONTHS ENDED          YEARS ENDED DECEMBER 31
----------------------------------------------------------------------------------------------------
                                             DECEMBER 31, 1997        1997      1996        1995
----------------------------------------------------------------------------------------------------
Net loss                                              $(55,573)     $(87,306)  $(104,959)  $(91,378)
Weighted average number of common
  shares outstanding - basic                            89,811        89,811      89,811     89,811
Dilutive effect of option plans                              5             5           -          -
----------------------------------------------------------------------------------------------------
Common and common equivalent shares
  outstanding - diluted                                 89,816        89,816      89,811     89,811
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Net loss per share - basic and
  diluted                                            $    (.62)      $  (.97)  $   (1.17)   $(1.02)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------



NOTE 4   Long-Term Debt

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

  In April 1996, the Company elected to repay the entire outstanding balance of the term loan under the Credit Agreement of $90.0 million and to terminate the Credit Agreement. In connection with the termination, the Company paid previously deferred interest of $1.9 million and a prepayment fee of approximately $4.0 million. The Company also charged to expense deferred loan origination fees of approximately $5.5 million which were previously being amortized over the life of the Credit Agreement.

CONVERTIBLE SUBORDINATED PROMISSORY NOTES

During 1994, the Company issued and sold unsecured convertible subordinated promissory notes (the "Notes") for $34.5 million. The Notes were scheduled to mature in March 1999 at a face value of $42 million and interest accreted at an imputed rate of 3.94%. The Notes were subject to mandatory conversion into shares of old class A common stock equal to the face amount of the Notes divided by $5.66 if the gross proceeds of an initial public offering of the Company were to exceed $50 million at an offering price of at least $7.00 per share. Such conversion occurred as part of the recapitalization described in Note 3 at which time the Notes (including cumulative accretion) had a recorded balance of $37.1 million. The conversion did not result in the issuance of additional shares of the Company, as HBI simultaneously contributed to USSB an equivalent number of shares. Issued with the convertible subordinated promissory notes were warrants valued at $7.5 million, which were canceled as a part of the recapitalization.

NOTE 5  Commitments and Contingencies

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

  Under the 110DEG. Contract, as amended effective December 31, 1997, the Company is required to pay $74.6 million for satellite construction, of which $7.0 million has been paid to date. The contract also provides for payments for ongoing operations services and in-orbit performance incentive payments during the life of the satellite. In addition, substantial costs would be incurred to launch and insure the satellite. No material payments are anticipated under the 148DEG. Contract, as amended effective December 31, 1997, earlier than December 31, 1998. The Company has previously paid $1.4 million under a predecessor contract for the construction of satellites at the 110DEG. and 148DEG. orbital locations.

  While these agreements are cancelable in whole or in part at the option of the Company, such cancellation would require forfeiture of any deposits and progress payments made, plus additional penalties. If satellite construction proceeds as scheduled under the 110DEG Contract, aggregate amounts due are as follows: $22.5 million through December 31, 1998 and $45.1 million in the year ended December 31, 1999.

ADVERTISING AND PROMOTIONS

The Company has entered into commitments to purchase or participate in joint purchases of broadcast, print and other media for advertising and promotional purposes. At December 31, 1997, such commitments totaled $5.9 million due through December 31, 1998, with the non-cancellable portion of such commitments totaling $3.6 million.

INSURANCE

The Company maintains business interruption and in-orbit insurance coverages at levels management considers necessary to address the normal risks of operating via communications satellite, including damage, destruction or failure of the satellite or its transponders. Additionally, the Company maintains general liability and directors' and officers' insurance coverages.

LITIGATION

In November 1996, Personalized Media Communications, L.L.C. ("PMC") initiated legal proceedings against the Company and others before the United States International Trade Commission ("ITC"), and in the United States District Court for the Northern District of California. The Company does not believe that PMC is entitled to damages or any remedies from the Company, and management intends to vigorously defend both actions. See Part I, Item 3 of this Report on Form 10-K for a description of this matter.

  In June 1997, IPPV Enterprises, a Georgia partnership ("IPPV") initiated a legal proceeding against the Company and others in the United States District Court for the District of Delaware. The Company does not believe that IPPV is entitled to damages or any remedies from the Company, and management intends to vigorously defend the action. See Part I, Item 3 of this Report on Form 10-K for a description of this matter.

  The Company is also exposed to other litigation encountered in the normal course of business. In the opinion of management, the resolution of these other litigation matters of which the Company is aware will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

MANUFACTURER INCENTIVE PROGRAM

On August 26, 1996, the Company, together with DIRECTV, Inc. (the Company's DSS partner), announced that it had entered into financial incentive arrangements with certain manufacturers of DSS equipment to assist these manufacturers in lowering the price of DSS units. Such arrangements, which run for up to four years depending on manufacturer, commit the Company to pay the manufacturers over a five-year period from the date new DSS households are authorized to receive programming. The expense and liability for such future commitments is established and recorded upon activation of the related DSS unit. In the six months ended December 31, 1997, the Company charged to expense $42.8 million, representing the full amount of those future obligations for the Manufacturer Incentive program incurred during the six months ended December 31, 1997 for the sale of DSS units to new households. For the year ended December 31, 1997, the Company charged to expense $66.7 million, and $18.4 million for the year ended December 31, 1996. Net of cash paid in 1997 totaling $7.6 million, such future obligations totaled $77.5 million at December 31, 1997, payable in the following years:

               (IN THOUSANDS)
----------------------------
1998                $17,023
1999                 17,023
2000                 17,023
2001                 16,655
2002                  9,732
----------------------------
                    $77,456
----------------------------
----------------------------


  While the amounts to be incurred in the future by the Company under these arrangements cannot be precisely estimated, the company expects that as the level of retail DSS unit sales increase, the expense and cash flow related to these arrangements will increase accordingly.

  The fair value of the future obligation at December 31, 1997 is approximately $64.3 million and has been calculated by discounting the future cash flows at the Company's estimated incremental borrowing rate.

NOTE 6   Related-Party Transactions

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

DUE TO HBI

Debt due to HBI consists principally of amounts accrued for management services valued at $10.0 million provided to the Company by HBI during the years 1992 through 1994 under an agreement which expired June 30, 1994. The balance does not bear interest. The Company was contingently obligated to pay these amounts and they will not become due until, in Company management's opinion, adequate working capital exists. As a result of certain significant financial performance thresholds, USSB management discontinued accruing the $3.3 million annual charge after 1992 and did not intend to accrue any additional charges until and unless it was determined payment could be considered probable. When the Company decided to proceed with its initial public stock offering, management determined that it became likely that certain preconditions would ultimately be satisfied, and therefore made this obligation probable, although the timing of the cash payment of the $10.0 million has not been determined. Accordingly, during the quarter ended September 30, 1995, the Company accrued as an operating expense the remaining $6.7 million of its management fee obligation. The Company intends to defer payment of these charges for the foreseeable future.

  HBI provides certain general and administrative services to the Company under an agreement that is renewed annually. The Company incurred a charge of $625,900 for such services for the six months ended December 31, 1997, $1,123,900 for 1997, $978,000 for 1996 and $902,000 for 1995. The Company expects to incur a charge to HBI for general and administrative services of $1.3 million in 1998, to be paid on a monthly basis.

  The Company's general and administrative expenses also include consulting fees paid to entities related to directors and officers of the Company totaling $0.4 million for the six months ended December 31, 1997, $0.9 million for 1997, $0.9 million for 1996, and $0.5 million for 1995.

  In connection with the Company's initial public offering, the Company paid aggregate commissions of $13.9 million to the underwriters of its offering. Certain directors of the Company are employed by or affiliated with certain of these underwriters.

  The Company purchases programming, engineering services and other services from other entities affiliated with HBI. Certain engineering and other services are purchased from a partnership in which HBI is a general partner. Certain programming is purchased from a joint venture in which such partnership is a partner. Management believes that the parties will review the current agreement during 1998 in light of the integration of the basic channels previously carried by USSB into the DIRECTV channel line-up. Amounts included in the accompanying consolidated statements of operations which were purchased from these affiliated entities are as follows (in thousands):

                             FOR THE SIX MONTHS ENDED          YEARS ENDED DECEMBER 31
---------------------------------------------------------------------------------------
                                    DECEMBER 31, 1997             1997   1996   1995
---------------------------------------------------------------------------------------
Cost of programming                            $2,765           $5,212  $3,599  $1,524
Engineering and operations                         82              203     165     554
Selling and marketing                               -                -       -      45
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
                                               $2,847           $5,415  $3,764  $2,123
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------


  The Company believes that the services provided between the Company and HBI and its subsidiaries and affiliates, and by entities with which certain directors are affiliated, are on terms comparable to those available from third parties and that such terms are reasonable.

OTHER

The Company's employees participate in a 401(k) plan sponsored by HBI. Under the terms of the plan, the Company may make annual base contributions and can match participant contributions for each year. An employee becomes eligible to participate in the plan after 12 months of service during which the employee has worked 1,000 hours. HBI made contributions to the plan on behalf of the Company's employees (which amounts were reimbursed by the Company) of $90,000 during the six months ended December 31, 1997, $157,000 during 1997, $116,000 during 1996, and $47,000 during 1995.

NOTE 7  Income Taxes

The Company's deferred tax assets and liabilities, all of which are long-term, are summarized as follows (in thousands):


DEFERRED TAX ASSET (LIABILITY) AS OF DECEMBER 31               1997      1996
---------------------------------------------------------------------------------
Deferred tax assets:
     Manufacturer incentive                              $  30,983             -
     Preoperating capitalized costs                          2,201         4,087
     Capitalized interest                                      181           544
     Management services                                     4,337         4,338
     Other                                                   3,995         9,541
     Net operating loss carryforward                       121,825       107,170
---------------------------------------------------------------------------------
          Total deferred tax assets                        163,522       125,680
Deferred tax liabilities:
     Depreciation                                          (15,149)      (14,800)
          Total deferred tax liability                     (15,149)      (14,800)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Valuation allowance                                       (148,373)     (110,880)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
          Net deferred tax balance                       $      -       $      -
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------


  The Company has net operating losses for federal tax reporting purposes totaling $304.5 million available for carryover to subsequent years as of December 31, 1997, expiring in years 2000 through 2013. The valuation allowance applied against the Company's net deferred tax assets increased by $22.2 million for the six months ended December 31, 1997, $37.5 million for 1997, by $39.3 million for 1996, and by $21.4 million for 1995.

  The Company and HBI file separate federal tax returns and a combined state tax return in Minnesota and New Mexico. HBI has benefited from this unitary relationship as it has utilized USSB losses to reduce its combined income subject to apportionment in Minnesota and New Mexico through December 31, 1996. The benefit that HBI realized was approximately $0.1 million for the six months ended December 31, 1997, $0.2 million for 1997, $1.4 million for 1996, and $1.4 million for 1995. This unitary relationship has reduced the Company's Minnesota net operating loss carryforward. Benefits realized by HBI in years preceding 1994 were not significant. Under a tax sharing agreement, HBI will reimburse the Company for such benefits in the year they would otherwise have been realized by the Company.

NOTE 8   Quarterly Condensed Financial Information (Unaudited)

Summarized unaudited quarterly data for 1997 and 1996 is as follows (in thousands, except per share amounts):


                                        FIRST QUARTER    SECOND QUARTER   THIRD QUARTER  FOURTH QUARTER  FULL YEAR
------------------------------------------------------------------------------------------------------------------
1997
Revenues                                     $ 99,231      $114,236          $114,383    $128,769        $ 456,619
Cost of sales                                  64,930        73,223            73,557      81,207          292,917
------------------------------------------------------------------------------------------------------------------
Gross Margin                                   34,301        41,013            40,826      47,562          163,702
Operating expenses                             57,925        51,620            70,082      76,197          255,824
------------------------------------------------------------------------------------------------------------------
Net operating loss                            (23,624)      (10,607)          (29,256)    (28,635)         (92,122)
Other (income) expense, net                    (1,174)       (1,324)           (1,109)     (1,209)          (4,816)
------------------------------------------------------------------------------------------------------------------
Net loss                                      (22,450)       (9,283)          (28,147)    (27,426)         (87,306)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding            89,812        89,811            89,811      89,821           89,816
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net loss per share - basic and diluted       $  (0.25)     $  (0.10)         $  (0.31)   $  (0.31)        $  (0.97)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

1996
Revenues                                     $ 56,988      $ 64,288          $ 79,244    $ 92,104        $ 292,624
Cost of sales                                  37,579        43,149            52,246      60,382          193,356
------------------------------------------------------------------------------------------------------------------
Gross margin                                   19,409        21,139            26,998      31,722           99,268
Operating expenses                             39,801        32,423            51,969      74,141          198,334
------------------------------------------------------------------------------------------------------------------
Net operating loss                            (20,392)      (11,284)          (24,971)    (42,419)         (99,066)
Other (income) expense, net                     1,066         7,660            (1,489)     (1,344)           5,893
------------------------------------------------------------------------------------------------------------------
Net loss                                      (21,458)      (18,944)          (23,482)    (41,075)        (104,959)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding            89,860        89,937            89,841      89,811           89,811
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net loss per share - basic and diluted       $  (0.24)     $  (0.21)         $  (0.26)   $  (0.46)        $  (1.17)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------


                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To United States Satellite Broadcasting Company, Inc.

We have audited the consolidated balance sheets of United States Satellite Broadcasting Company, Inc. (a Minnesota corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997 and for the six month period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United States Satellite Broadcasting Company, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 and for the six month period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

MINNEAPOLIS MINNESOTA
JANUARY 30, 1997